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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           SUN COAST INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                           SUN COAST INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

       COMMON STOCK, PAR VALUE $.01 PER SHARE (AND STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  866670 20 1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  EDDIE LESOK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           SUN COAST INDUSTRIES, INC.
                            2700 SOUTH WESTMORELAND
                              DALLAS, TEXAS 75233
                                 (214) 373-7864
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                  RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                                JOE DANNENMAIER
                                DAVID L. EMMONS
                            THOMPSON & KNIGHT, P.C.
                              1700 PACIFIC AVENUE
                                   SUITE 3300
                              DALLAS, TEXAS 75201
                                 (214) 969-1700

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Sun Coast Industries, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 2700 South Westmoreland, Dallas, Texas 75233. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company and the associated Stock Purchase Rights (the "Rights") to purchase shares of Common Stock, issued pursuant to the Rights Agreement, dated as of June 6, 1995, as amended (the "Rights Agreement"), between the Company and American Stock Transfer & Trust Company, as Rights Agent. Unless the context otherwise requires, all references herein to the Common Stock shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This Statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated February 3, 1998 (the "Schedule 14D-1") of Kerr Group, Inc., a Delaware corporation ("Kerr" or "Parent"), and its wholly owned subsidiary, Saffron Acquisition Corp., a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $10.75 per share, net to the seller, in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 3, 1998 (the "Offer to Purchase") and the related Letters of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 28, 1998 (the "Merger Agreement"), among the Company, Kerr and the Purchaser.

  According to the Schedule 14D-1, the address of the principal executive offices of Kerr and the Purchaser is 500 New Holland Avenue, Lancaster, Pennsylvania 17602.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in Schedule II hereto and are incorporated herein by reference. Except as described herein (including in Schedule II hereto), to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

  (ii) THE MERGER AGREEMENT.

  The following is a summary of certain portions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Securities and Exchange Commission (the "Commission") as Exhibit 1 to this Statement. Capitalized terms not otherwise defined below shall have the meaning set forth in the Merger Agreement.

  The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered is subject to there being tendered, and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least a majority of the Shares then outstanding on a fully diluted basis (after giving effect to the conversion or exercise of all outstanding options, warrants and other rights and securities exercisable or convertible into Shares) (the "Minimum Condition"), and to the satisfaction of the other conditions set forth in Annex I to the Merger Agreement described in the following paragraph. The Merger Agreement provides that the Purchaser may not amend or waive the Minimum Condition, decrease the Offer

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Price or decrease the number of Shares sought or otherwise amend any other condition of the Offer in any manner adverse to the holders of the Shares without the prior written consent of the Company; provided, that the Purchaser may, in its sole discretion, extend the expiration date of the Offer for a period not to exceed five (5) business days.

  Conditions of the Offer. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) the Purchaser's rights to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement). the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate or amend the Offer as to any Shares not then paid for, if (i) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the Merger Agreement and before the time of acceptance for payment for any such Shares, any of the following events exists:

    (a) there shall be threatened or pending any suit, action or proceeding by any Governmental Entity against the Purchaser, Parent, the Company or any Subsidiary of the Company (i) seeking to prohibit or impose any material limitations on Parent's or the Purchaser's ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company's businesses or assets, or to compel Parent or the Purchaser or their respective Subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of the Company or Parent and their respective Subsidiaries, in each case taken as a whole, (ii) seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, Parent or the Purchaser any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of the Purchaser, or render the Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer and the Merger, (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's shareholders, (v) seeking to impose circumstances under which the purchase or payment for some or all of the Shares pursuant to the Offer and the Merger could have a material adverse effect on Purchaser or Parent, or
  (vi) which otherwise is reasonably likely to have a Company Material Adverse Effect (as used in this Offer to Purchase, "Company Material Adverse Effect" means any event, change in or effect on the business of the Company or its Subsidiaries, taken as a whole, that is or could reasonably be expected to be materially adverse to (i) the business, operations, properties (including intangible properties), condition (financial or otherwise), results of operations, assets, liabilities, regulatory status or prospects of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate any of the transactions contemplated by the Merger Agreement or any of the related agreements, or to perform its obligations under the Merger Agreement or the Option Agreement);

    (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated, or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a Government Entity, to the Offer or the Merger, or any other action shall be taken by any Governmental Entity, other than the application to the Offer or the Merger of applicable waiting periods under HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above;

    (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not

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  mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any United States governmental authority on the extension of credit generally by banks or other financial institutions, or (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans or (vi) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

    (d) since January 28, 1998, there shall have occurred any change that constitutes a Company Material Adverse Effect;

    (e) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal or (ii) the Company shall have entered into any agreement with respect to any Superior Proposal in accordance with Section 5.3(b) of the Merger Agreement;

    (f) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and correct, in all material respects, in each case (i) as of the date referred to in any representation or warranty which addresses matters as of a particular date, or (ii) as to all other representations and warranties, as of the date of the Merger Agreement and as of the scheduled expiration of the Offer (without giving effect to any materiality qualification or standard contained in any such representation or warranty);

    (g) the Company shall have failed to perform in all material respects any obligation or to comply with any agreement or covenant to be performed or complied with by it under the Merger Agreement (without giving affect to any materiality qualification or standard contained in any such representation or warranty);

    (h) the Purchaser shall have failed to receive a certificate executed by the President or a Vice President of the Company, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (f) and (g) above have not occurred;

    (i) all consents, permits and approvals of Governmental Authorities and other Persons listed in Section 3.4 of the Company Disclosure Schedule and identified with an asterisk shall not have been obtained with no material adverse conditions attached and no material expense imposed on the Company or any of its Subsidiaries;

    (j) the transactions contemplated under the Company's agreement with Borden Chemical, Inc. (the "Borden Agreement") shall not have been consummated pursuant to and substantially in accordance with the terms set forth in the Borden Agreement without waiver of a material term by any party thereto;

    (k) any Person or Group (as defined in Section 13(d)(3) of the Exchange
  Act) other than Parent or the Purchaser or any of their respective subsidiaries or affiliates shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of more than 15% of the outstanding Shares (either on a primary or a fully diluted basis; provided, however, that this provision shall not apply to any Person that beneficially owns more than 15% of the outstanding Shares on January 28, 1998; provided, further, that such Person does not further increase its beneficial ownership beyond the number of Shares such Person beneficially owns on January 28, 1998; or

    (l) the Merger Agreement shall have been terminated in accordance with its terms.

  The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser) and may be waived by Parent or the Purchaser in whole or in part at any time and from time to time in the good faith of Parent or the Purchaser, subject in each case to the terms of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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  Designation of Directors. The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer (the Minimum Condition having been satisfied), Parent shall be entitled to designate that number of directors on the Board of Directors of the Company as will give Parent representation proportionate to its ownership interest. To this end, the Company has agreed to expand the size of the Board of Directors of the Company or to seek the resignation of one or more of the current directors, as requested by Parent. However, in the event that Parent's designees are elected to the Board of Directors of the Company, and until the Effective Time, the Board of Directors of the Company must include at least one director who is a director as of the date of execution of the Merger Agreement and who may be Steve Bartlett, James D. Ireland III, James H. Miller and Wayne Kern or otherwise is neither an officer of the Company nor a designee, stockholder, affiliate or associate of Parent (one or more of such directors being the "Independent Directors"). If no Independent Directors remain, the other directors may designate one person to fill a vacancy created by resignation of one or more directors, who is neither an officer of the Company nor a designee, stockholder, affiliate or associate of the Purchaser, such person so designated being deemed an Independent Director. The Company's obligation to appoint Parent's designees to the Board of Directors of the Company is subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Following the election of Parent's designees, any action to amend or terminate the Merger Agreement on behalf of the Company, to exercise or waive any of the Company's rights, benefits or remedies thereunder, to extend the time for the performance of the Purchaser's obligations thereunder or to take other action by the Company under the Merger Agreement may be effected only by the action of a majority of the directors of the Company then in office who are Independent Directors.

  The Merger. The Merger Agreement provides that, at the Effective Time (as defined below) the Purchaser will be merged with and into the Company, and the Company will continue as the Surviving Corporation. The Merger will become effective at the time of filing with the Secretary of State of the State of Delaware of a Certificate of Merger, or at such later time as may be specified in the Certificate of Merger (the "Effective Time"). The parties expect to file the Certificate of Merger as soon as practicable following the closing of the Merger, which will take place on the second business day after the conditions to the parties' obligation to effect the Merger have been satisfied or waived, unless another date is otherwise agreed.

  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares with respect to which appraisal rights have been properly exercised and Cancelled Shares (as defined below)) will be converted into the right to receive the Offer Price. Each Share issued and outstanding immediately prior to the Effective Time owned by Parent or the Purchaser, or any subsidiary of the Company, Parent or the Purchaser, and each Share held in the treasury of the Company immediately prior to the Effective Time (collectively, the "Cancelled Shares") will be cancelled and cease to exist. Each share of Common Stock of the Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of Common Stock of the Surviving Corporation.

  The Merger Agreement provides that the Certificate of Incorporation and By-laws of the Purchaser shall be the Certificate of Incorporation and By-laws of the Surviving Corporation unless otherwise determined by the Purchaser prior to the Effective Time; provided that such Certificate of Incorporation and By-Laws shall be amended to incorporate the provisions of the Certificate of Incorporation and By-Laws of the Company regarding indemnification of officers and directors. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and that the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

  The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions: (i) Parent or the Purchaser or their affiliates shall have made or cause to be made, the Offer and shall have purchased Shares pursuant to the Offer, unless such failure to purchase is a result of a breach of Parent's and the Purchaser's obligations under the Merger Agreement, (ii) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (iii) no statute, rule or regulation shall have been enacted or

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promulgated by any governmental authority which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding the consummation of the Merger and (iv) the applicable waiting period under the HSR Act shall have expired or been terminated.

  Recommendation. The Company represents in the Merger Agreement that the Board of Directors of the Company has (i) determined that each of the Merger and the Offer is fair to the stockholders of the Company, and (ii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement by the Company's stockholders. The recommendation of the Board of Directors of the Company may be withdrawn, modified or amended if the Board of Directors of the Company determines in good faith, after receipt of a written opinion of outside legal counsel to the Company, that the exercise of the director's fiduciary duties requires such withdrawal, amendment or modification. The Company has agreed to use its best efforts to file a Solicitation/Recommendation Statement of Schedule 14D-9 containing such recommendations with the Commission and to mail such Schedule 14D-9 to the stockholders of the Company contemporaneously with the commencement of the Offer.

  Interim Operations; Covenants. Pursuant to the Merger Agreement, the Company has agreed that, except (i) as expressly contemplated by the Merger Agreement,
(ii) as set forth in Section 5.2 of the Company Disclosure Schedule, (iii) as agreed to in writing by Parent, (iv) for the consummation of the Borden Disposition--the sale of substantially all the assets of the Company's chemical division to Borden Chemical, Inc. pursuant to the Borden Agreement-- pursuant to and in accordance with the terms of the Borden Agreement, or (v) pursuant to Section 2.4 of the Merger Agreement, after the date of execution of the Merger Agreement, and prior to the time the designees of the Purchaser constitute a majority of the Company's Board of Directors (the "Appointment Date"), the business of the Company will be conducted only in the ordinary and usual course and to the extent consistent therewith, the Company will use its best reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and (a) the Company will not, directly or indirectly, (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company beneficially owned by it, except upon the exercise of the warrant issued pursuant to the terms of the Stock Subscription Warrant dated January 9, 1988, among the Company, Pru Supply Capital Assets, Inc. (assigned to The Prudential Insurance Company of America) (the "Stock Subscription Warrant"), Options or other rights to purchase shares of Common Stock pursuant to the Stock Plans and the Stock Subscription Warrant outstanding on the date of the Merger Agreement; (ii) amend its Articles of Incorporation or By-Laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares of the Company; and (b) the Company shall not (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of the Stock Subscription Warrant or Options outstanding on the date of the Merger Agreement; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets, other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (v) make any change in the compensation payable or to become payable by the Company to any of its officers, directors, employees, agents or consultants (other than in ordinary course) or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (vi) enter or amend any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to, any officer, director or employee of the Company; (vii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent except in the ordinary course of business and consistent with past practice;
(viii) modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (ix) make any loans, advances or capital

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contributions to or investments in any other person except in the ordinary course of business and consistent with past practice; incur or assume any long-term debt, or except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice;
(x) pay, discharge or satisfy any claims or liabilities (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than in the ordinary course of business and consistent with past practices or reflected or reserved against in the consolidated financial statements of the Company; (xi) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger); (xii) take or agree to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect, at or prior to the Effective Time, or that would materially impair the Company's ability to consummate the Merger or materially delay such consummation; (xiii) change any of the accounting methods used by it unless required by generally accepted accounting principles ("GAAP"), make any material tax election, change any material tax election already made, adopt any material tax accounting method, change any material tax accounting method unless required by GAAP, enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; or (xiv) enter into any agreement with respect to the foregoing or take any action with the intent of causing any of the conditions to the Offer not to be satisfied.

  Company Stockholder Meeting. If required by applicable law, the Company has agreed to: (i) hold a special meeting of stockholders (the "Special Meeting") as soon as practicable following acceptance for payment of Shares pursuant to the Offer for the purpose of taking action upon the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy statement or information statement relating to the Merger Agreement and use its best efforts to (A) cause a definitive proxy statement to be mailed to stockholders following acceptance for payment of Shares pursuant to the Offer and (B) obtain the necessary approvals of the Merger Agreement by stockholders. Parent and the Purchaser have agreed to vote all Shares owned by them in favor of approval of the Merger Agreement at any such meeting. However, in the event that Parent or the Purchaser shall acquire at least 90 percent of the outstanding Shares, the parties will, at the request of Parent, take action to cause the Merger to become effective as soon as practicable after such acquisition without a meeting of stockholders of the Company in accordance with the Delaware General Corporation Law.

  Stock Options, Stock Appreciation Rights and Stock Purchase Plan. The Merger Agreement provides that, at the Effective Time, the Company will take all actions necessary to provide that (i) each then-outstanding option to purchase Shares (the "Options") and each outstanding Stock Appreciation Right (the "SARs") granted under any of the Company's 1994 Director Stock Option Plan, 1994 Long-Term Incentive Plan, 1993 Incentive and Non-Statutory Stock Option Plan, 1987 Incentive Stock Option Plan, 1984 Incentive Stock Option Plan and any other stock-based incentive plan or agreement of the Company (collectively, the "Stock Plans"), whether or not then exercisable or vested, shall be cancelled and (ii) in consideration of such cancellation, the holders of such Options and SARs shall receive for each Share subject to such Option or SAR an amount (subject to any applicable withholding tax) in cash equal to the product of (A) the excess, if any, of the Offer Price over the per Share exercise price of such Option or the per Share base-price of such SAR, as applicable, and (B) the number of Shares subject to such Option or SAR whether or not vested. The Company will use all reasonable efforts to obtain all necessary consents or releases from holders of the Options or SAR to effect the foregoing. The surrender of an Option or SAR to the Company will be deemed a release of any and all rights a holder had or may have had in respect of such Option or SAR. Except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Company (i) shall cause the Stock Plans to terminate as of the Effective Time, and (ii) following the Effective Time, shall take all actions necessary to ensure that no holder of Options or SARs or any participant in the Stock Plans shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof. The Company will take all actions necessary to provide that at or immediately prior to the Effective Time, (i) each then outstanding option or right to acquire Shares under the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") will automatically be

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exercised or deemed exercised and (ii) in lieu of the issuance of certificates, each option or right holder shall receive an amount in cash (subject to any applicable withholding tax) equal to the product of (x) the number of Shares otherwise issuable upon such exercise and (y) the Merger Consideration. The Company shall use all reasonable efforts to effectuate the foregoing, including without limitation amending the Stock Purchase Plan and obtaining any necessary consents from holders of such options or rights. The Company (i) will not permit the commencement of any new offering period under the Stock Purchase Plan following the date of the Merger Agreement, (ii) will not permit any optionee or right holder to increase his or her rate of contributions under the Stock Purchase Plan following the date of the Merger Agreement, (iii) will terminate the Stock Purchase Plan as of the Effective Time, and (iv) will take any other actions necessary to provide that as of the Effective Time no holder of options or rights under the Stock Purchase Plan will have any right to receive shares of common stock of the Surviving Corporation upon exercise of any such option or right.

  No Solicitation. In the Merger Agreement, the Company has agreed to notify the Purchaser immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or its representatives, in each case in connection with any Acquisition Proposal (as defined below) or the possibility or consideration of making an Acquisition Proposal ("Acquisition Proposal Interest") indicating, in connection with such notice, the name of the Person indicating such Acquisition Proposal Interest and the terms and conditions of any proposals or offers. The Company has agreed that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal Interest and that it will keep Parent informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. An "Acquisition Proposal" means any tender or exchange offer involving the Company, any proposal for a merger, consolidation or other business combination involving the Company, any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the business or assets of, the Company (other than immaterial or insubstantial assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to the Company or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company other than pursuant to the transactions effected pursuant to the Merger Agreement.

  In the Merger Agreement, the Company has agreed that the Company will not (and that it will use its reasonable best efforts to ensure that its officers, directors, employees, investment bankers, attorneys, accountants and other agents do not), directly or indirectly (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal, or (iii) in the event of an unsolicited written Acquisition Proposal for the Company engage in negotiations or discussion with, or provide information or data to, any Person (other than Parent, any of its affiliates or representatives and except for information which has been previously publicly disseminated by the Company) relating to any Acquisition Proposal, except that the Merger Agreement does not prohibit the Company and the Company's Board of Directors from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to the Company's stockholders as, in the good faith judgment of the Board, only after receiving advice from outside counsel, that the failure to make such disclosures is reasonably likely to cause the Company's Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law.

  Notwithstanding the foregoing, prior to the acceptance of Shares pursuant to the Offer, the Company may furnish information concerning its business to any Person pursuant to confidentiality agreements with "standstill" provisions no less favorable to the Company than those contained in the Confidentiality Agreement, dated November 14, 1997 entered into between Fremont Partners and the Company and negotiate an Acquisition Proposal if (a) such Person submitted on an unsolicited basis a bona fide written proposal to the Company relating to any such transaction which the Board determines in good faith, after receiving advice from a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and which is not conditioned upon obtaining financing and (b) in the opinion of the Company's Board of Directors, only after receipt of advice from outside legal counsel to the Company, the failure to provide such information or access or to engage in such discussions or negotiations is reasonably likely to cause the Board of Directors to violate its fiduciary duties to the Company's stockholders under applicable law (an Acquisition Proposal which satisfies clauses (a) and (b), a "Superior Proposal"). Within two business days following receipt by the Company of a Superior Proposal, the Company must notify Parent of the receipt thereof. The Company must then provide Parent any material nonpublic information regarding the Company provided to the other party which was not provided to Parent. At any time after two business days following notification to Parent of the Company's intent to do so, the Company's Board of Directors may terminate the Merger Agreement pursuant to its terms and enter into an agreement with respect to a Superior Proposal, provided that the Company, concurrently with entering into such agreement, must pay or cause to be paid, the Termination Fee (as defined below), plus any amount payable at the time for reimbursement of expenses. Except as permitted under the terms of the Merger Agreement, neither the Company's Board of Directors nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation of the Company's Board of Directors, or any such committee thereof, of the Offer, the Merger Agreement or the Merger.

  Indemnification and Insurance. Pursuant to the Merger Agreement, for a period of six years after the Effective Time, the Certificate of Incorporation and By-Laws of the Surviving Corporation shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of individuals who as of the date of the Merger Agreement were directors, officers, employees, fiduciaries, agents or otherwise entitled to indemnification under the Certificate of Incorporation, By-Laws or indemnification agreements (the "Indemnified Parties"). The Merger Agreement provides that the Company shall, to the fullest extent permitted under Delaware law and regardless of whether the Merger becomes effective, indemnify, defend and hold harmless, and after the Effective Time, Parent, the Purchaser and the Surviving Corporation shall jointly and severally, to the fullest extent permitted under Delaware law, indemnify and hold harmless, each Indemnified Party against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit proceeding or investigation, including without limitation, liabilities arising out of the Merger. The Merger Agreement also provides that the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the Effective Time, provided, that if the aggregate annual premiums for such D&O Insurance at any time shall exceed 200% of the per annum rate of premium currently paid by the Company for such insurance as in effect on the date of the Merger Agreement, then Parent will cause the Company or the Surviving Corporation (if after the Effective Time) to provide the maximum coverage then available at an annual premium equal to 200% of such rate.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parities thereto, including representations by the Company as to, among other things, corporate existence and good standing, organization, capitalization, corporate authorization, financial statements, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, potential conflicts of interest, brokers' fees, real property, insurance, accounts receivable and inventory, vote required to approve the Merger Agreement, undisclosed liabilities, information in the Proxy Statement and the absence of any material adverse effect on the Company since June 30, 1997. In addition, the Company has represented that, subject to certain exceptions, no material licensor, vendor, supplier, licensee or customer of the Company has cancelled or otherwise adversely modified its relationship with the Company. In addition, Parent and the Purchaser represented as to, among other things, corporate existence and good standing, corporate authorization, consents and approvals and the availability of funds to Purchaser sufficient to enable it to purchase the Shares.

  Termination. The Merger Agreement may be terminated and the transactions contemplated therein may be abandoned at any time before the Effective Time, whether before or after stockholder approval: (i) by mutual written consent of Parent and the Company; (ii) by Parent if the Offer shall have expired or been terminated without any Shares being purchased thereunder by Purchaser as a result of the occurrence of any of the events set forth in Annex I to the Merger Agreement; (iii) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties thereto shall use their best efforts to lift), in each case permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the Merger Agreement;
(iv) by Parent if, without any material breach by Parent or the Purchaser of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before 120 days from the date of the Merger Agreement; (v) by the Company if, without any material breach by the Company of its obligations under the Merger Agreement, the purchase of Shares pursuant to the Offer shall not have occurred on or before 120 days from the date of the Merger Agreement; (vi) by the Company (A) if there shall be a material breach of any of Parent's of the Purchaser's representations, warranties or covenants thereunder, which breach cannot be or has not been cured within ten days of the receipt of written notice thereof or (B) to allow the Company to enter into an agreement in accordance with Section 5.3(b) of the Merger Agreement (regarding a Superior Proposal); provided that the Company has complied with all provisions thereof, including the notice provisions therein, and that it makes simultaneous payment of the Termination Fee, plus any amounts then due as a reimbursement of expenses; (vii) by Parent, if prior to the purchase of Shares pursuant to the Offer, the Company shall have breached any representation, warranty or covenant or other agreement contained in the Merger Agreement, which breach (A) would give rise to the failure of a condition set forth in paragraph (f) or (g) of Annex I to the Merger Agreement and (B) cannot be or has not been cured within ten days of the receipt of written notice thereof; (viii) by Parent, at any time prior to the purchase of the Shares pursuant to the Offer, if (A) the Board of Directors of the Company shall withdraw, modify, or change its recommendation or approval in respect of the Merger Agreement of the Offer in a manner adverse to the Purchaser, (B) the Board of Directors of the Company shall have recommended any proposal other than by Parent or the Purchaser in respect of an Acquisition Proposal, (C) the Company shall have exercised a right with respect to an Acquisition Proposal referenced in Section 5.3(b) of the Merger Agreement (regarding providing information to or negotiating with a Person regarding an Acquisition Proposal) and shall, directly or through its representatives, continue discussions with any third party concerning an Acquisition Proposal for more than forty business days after the date or receipt of such Acquisition Proposal, (D) an Acquisition Proposal that is publicly disclosed shall have been commenced, publicly proposed or communicated to the Company which contains a proposal as to price (without regard to whether such proposal specifies a specific price or a range or potential prices) and the Company shall not have rejected such proposal within forty business days of its receipt of, if sooner, the date its existence first becomes publicly disclosed, or (E) any Person or group (as defined in Section 13(d)(3) of the of the Exchange Act) other than Parent or the Purchaser or any of their respective subsidiaries or affiliates shall have become the beneficial owner of more than 15% of the outstanding Shares (either on a primary or a fully diluted basis); provided, however, that this provision shall not apply to any Person that owns more than 15% of the outstanding Shares on the date of the Merger Agreement; provided, further, that such Person does not further increase its beneficial ownership beyond the number of Shares such Person beneficially owns on the date of the Merger Agreement.

  Termination Fee and Expenses. If (i) Parent shall have terminated the Merger Agreement pursuant to Section 8.1 (h) of the Merger Agreement (described in clause (viii) in the preceding paragraph), (ii) Parent shall have terminated the Merger Agreement pursuant to Section 8.1 (g) of the Merger Agreement (described in clause (vii) in the preceding paragraph) and within twelve months following the date of any such termination an Acquisition Proposal shall have been consummated or (iii) the Company shall have terminated the Merger Agreement pursuant to Section 8.1 (f) (ii) of the Merger Agreement (described in clause (vi) of the preceding paragraph), then in either such case the Company shall pay simultaneously with such termination, if pursuant to Section 8.1 (f) (ii) of the Merger Agreement, and promptly, but in no event later than two business days after the date of such termination or event if pursuant to Section 8.1 (h) or 8.1 (g), to Parent, a termination fee (the "Termination Fee") of $2.0 million plus an amount, not in excess of $1.5 million equal to the Purchaser's actual and reasonably documented reasonable out-of-pocket expenses incurred by Parent and the Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the transactions contemplated thereby.

  Fees and Expenses. Except as set forth in Section 8.2(b) of the Merger Agreement with respect to the payment of fees and the reimbursement of expenses as described in the preceding paragraph, the Merger

Agreement provides that all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees, costs and expenses.

  Amendments and Modifications. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by a written agreement of Parent, the Purchaser and the Company, provided, that after the approval of the Merger Agreement by the stockholders of the Company, no such amendment, modification or supplement shall reduce or change the consideration to be received by the Company's stockholders in the Merger.

  (iii) OPTION AGREEMENT.

  The following is a summary of certain provisions of the Option Agreement. The summary is qualified in its entirety by reference to the Option Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 2 to this Statement.

  As a condition and inducement to Parent and the Purchaser to enter into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Parent and the Company entered into a Company Option Agreement (the "Option Agreement"), dated as of January 28, 1998, pursuant to which, among other things, the Company has granted Parent an irrevocable option to purchase up to 500,000 newly issued shares of Common Stock (approximately 10.8% of the Common Stock on a fully diluted basis) at $10.75 per share (the "Option Shares"). The Option can be exercised by the Parent (or its designee) under the following circumstances: (a) any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates (i) commences a bona fide tender offer or exchange offer for any shares of Common Stock, the consummation of which would result in beneficial ownership by such third party (together with its affiliates and associates) of 15% or more of the then outstanding Common Stock (either on a primary or fully diluted basis); (ii) acquires beneficial ownership of 15% of the Common Stock (either on a primary or fully diluted basis); (iii) solicits proxies in a "solicitation" subject to proxy rules under the Exchange Act, executes any written consent or become a "participant" in any "solicitation" (as defined in Regulation 14A under the Exchange Act), in each case with respect to the Common Stock, or (b) any of the termination events described in Section 8.1(g) or (h) of the Merger Agreement that would allow Parent to terminate the Merger Agreement has occurred (but without the necessity of Parent having terminated the Merger Agreement).

  In addition, the Option Agreement provides that in the event of any change in Common Stock or in the number of outstanding shares of Common Stock by reason of a stock dividend, split up, recapitalization, combination, exchange of shares or similar transaction or any other change in the corporate or capital structure of the Company (including, but not limited to, the declaration or payment of an extraordinary dividend of cash, securities or other property), the type and number of Option Shares to be issued by the Company upon exercise of the Option shall be adjusted appropriately, and proper provision made in the agreements governing such transaction so that Parent will receive upon exercise of the Option the number and class of shares or other securities or property that Parent would have received in respect to the Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If the Company enters into an agreement (i) to consolidate with or merge into any person, other than Parent or one of its subsidiaries, and is not the continuing or surviving corporation, (ii) to permit any person, other than Parent or one of its subsidiaries, to merge into the Company, and the Company is the continuing or surviving corporation, but in connection with such merger, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of the Company or any other person or cash or any other property, or the then outstanding shares of Common Stock after such merger represent less than 50% of the surviving corporation or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent, or one of its subsidiaries, then, in each case, proper provision must be made in such governing agreements so that Parent will receive upon exercise of the Option the number and class of shares or other securities or property that Parent would have received in respect of any Common Stock if the Option had been exercised immediately prior to such transaction.

  The Option Agreement terminates, and the Option expires, on the earlier of
(i) the Effective Time and (ii) to the extent that a notice to exercise the Option has not theretofore been given by Parent, six months after termination of the Merger Agreement.

  (iv)STOCKHOLDER AGREEMENT.

  The following is a summary of certain provisions of the Stockholder Agreement. The summary is qualified in its entirety by reference to the Stockholder Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 3 to this Statement.

  As a condition and inducement to Parent and the Purchaser to enter into the Merger Agreement and to incur the liabilities therein, James M. Hoak, Jr. ("Hoak" or the "Stockholder"), who has voting power and dispositive power with respect to approximately 10.6% of the issued and outstanding Shares, concurrently with the execution and delivery of the Merger Agreement entered into a Stockholder Agreement (the "Stockholder Agreement"), dated as of January 28, 1998, with Parent and the Purchaser. In the Stockholder Agreement, the Stockholder represented that he owns approximately 438,000 Shares.

  In the Stockholder Agreement, the Stockholder agrees that he will tender promptly in the Offer and that he will not withdraw any Shares so tendered. The Purchaser agrees to purchase all of the Shares so tendered at $10.75 per Share or such higher price per Share as may be offered by the Purchaser in the Offer, provided that the Purchaser's obligation to accept and pay for the Shares in the Offer is subject to all the terms and conditions of the Offer set forth in the Merger Agreement and Annex I thereto.

  Pursuant to the Stockholder Agreement, the Stockholder has granted to the Parent during the term of the Merger Agreement an irrevocable proxy to vote his shares, or grant a consent or approval in respect of such Shares, in connection with any meeting of the stockholders of the Company (i) in favor of the Merger and (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal by a third party to acquire the Company.

  During the term of the Stockholder Agreement, the Stockholder has agreed that he will not (subject to certain exceptions) (i) transfer, or enter into any contract, option, agreement or other understanding with respect to the transfer of, his Shares or any interest therein, (ii) except as provided in the Stockholder Agreement, grant any proxy, power of attorney or other authorization or consent in or with respect to his Shares, or (iii) deposit his Shares in any voting trust or enter into any voting agreement or arrangement with respect to his Shares that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholder Agreement. In addition, the Stockholder has agreed that he will notify the Purchaser of any inquiry the Stockholder receives which might lead to an acquisition of the Company by a third party.

  The Stockholder Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time, provided that certain provisions specified in the Stockholder Agreement will survive such termination.

  (v)GUARANTEE.

  The following is a summary of certain provisions of the Guarantee. The summary is qualified in its entirety by reference to the Guarantee which is incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit 4 to this Statement.

  As a condition and inducement to the Company to enter into the Merger Agreement, concurrently with execution and delivery of the Merger Agreement, Fremont Partners L.P., an affiliate of Parent and the Purchaser ("Fremont" or "Fremont Partners"), and the Company executed the Guarantee pursuant to which, among other things, Fremont has agreed to unconditionally and irrevocably guarantee, for the benefit of the Company the performance of all obligations of Parent and the Purchaser pursuant to the Merger Agreement. Fremont has represented in the Guarantee that it has funds available to it sufficient to purchase, or cause the purchase of the Shares in accordance with the terms of the Merger Agreement, and to pay, or cause to be paid, all amounts due (or which will, as a result of the transactions contemplated by the Merger Agreement become due) in respect of any indebtedness of the Company for borrowed money outstanding as of the date of the consummation of the Offer. The Guarantee terminates upon the consummation of the purchase by the Purchaser or Parent or any of its affiliates of any Shares pursuant to the Offer.

  (vi)CONFIDENTIALITY AGREEMENTS.

  The following is a summary of certain provisions of the Confidentiality Agreement, dated November 14, 1997 by and between Fremont and the Company (the "Company Confidentiality Agreement") and the Confidentiality Agreement, dated January 8, 1998 by and among Fremont, Parent and the Company (the "Parent Confidentiality Agreement", and together with the Company Confidentiality Agreement, the "Confidentiality Agreements"). The following summary of the Confidentiality Agreements does not purport to be complete and is qualified by reference to the Confidentiality Agreements which are incorporated herein by reference and copies of which have been filed as Exhibits 11 and 12 to this Statement.

  The Confidentiality Agreements contain customary provisions pursuant to which, among other matters, the parties have agreed to keep confidential all nonpublic, confidential or proprietary information furnished to each party relating to the Company or Parent, as the case may be, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely in connection with the evaluation of a possible negotiated transaction between the parties.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) From late 1994 through the summer of 1995, increases in raw material costs, as well as increasing competition from imports and other competitive pricing pressures in the context of a weaker retail economy caused results from both the Company's Tableware Division and its Speciality Resins and Compounds Division (the "Chemical Division") to deteriorate. In these circumstances and with a view to protecting the Company's liquidity, the Company's Board reviewed its financing alternatives.

  In August 1995, the Company retained a major regional investment banking firm (the "Investment Bank") to examine strategic alternatives for the Company, including sale of the Company, sale, merger, spin off or sale of one or more of the Company's divisions or acquisition or merger with another company. In addition, public or private sales of debt or equity to raise $5 million to $10 million and other recapitalization or strategic alternatives were explored.

  During the fall of 1995, the Investment Bank, in addition to its examination of other alternatives, made preliminary contacts with financial and strategic investors to determine their interest in acquiring all or a portion of the Company. At the same time, the Investment Bank and the Company's management identified lenders that were interested in refinancing the Company's existing senior lender and providing additional capital for expansion purposes.

  Following the reports by management and the Investment Bank in December 1995, the Board determined that few, if any, of the prospective purchasers had an interest in both the Company's Closures Division as well as its Chemical and Tableware Divisions, although a number of prospective purchasers had an interest in one or the other of these divisions. As a consequence, the Board determined that a sale of the Company as an entirety at an acceptable price was unlikely and that a sale of one of its divisions separately would not be desirable due to tax considerations and structural issues. At the same time, the Company identified a new senior lender that provided a new credit facility. Although the engagement of the Investment Banker ended in December 1995, the Board and management continued to explore strategic options thereafter.

  Shortly after entering the credit facility in December 1995, with the new senior lender, operating performance, particularly in the Company's Chemical and Tableware Divisions, deteriorated resulting in violations of certain loan covenants at March 30, 1996 and during the remainder of 1996. As a consequence, the Company's long-term debt was classified as a current liability on the consolidated balance sheet.

  In April 1996, Eddie Lesok was elected as the Company's new President and Chief Executive Officer and a director of the Company and James D. Ireland III, a Company director since 1989, was elected Chairman of the Board. Although the executive transition went smoothly from an operational standpoint, the Company's senior lender remained concerned about the Company's overall leverage. Management again sought new senior lending arrangements.

  At the same time, management developed a strategic assessment of the Company's businesses that suggested (1) further capital investment in the Closures Division was desirable and (2) the Chemical and Tableware Divisions would benefit from consolidation with other firms in the industry in order to compete more effectively in their markets. Accordingly, during the summer of 1996, the Company also had meetings with various potential strategic transaction partners relative to the Company's Chemical and Tableware Divisions.

  From September 30, 1995 to June 30, 1996, the Company's common stock traded in a range of $4 to $9 per share, closing at $4.25 on June 30, 1996.

  In late 1996, management developed a transaction to provide for an exchange of assets by which the Company would obtain the chemical business of another industry participant in exchange for conveying the Tableware Division's assets to the other company, with various working capital adjustments. Although it would not have provided additional capital, this transaction would have consolidated and expanded the Company's Chemical Division and allowed it to exit the tableware business. Negotiation of this transaction began in the late summer and continued through the fall of 1996 as mutual due diligence progressed. By the end of 1996 the other industry participant had indicated that it did not wish to proceed with the exchange. Accordingly, the Company began to consider a discontinuation of the Tableware Division's operations in the event it could not be sold to any potential alternative buyers identified by the Company.

  From August through December 1996, management solicited new asset based lender proposals, which the Board evaluated at its December meeting, selecting one to be closed as promptly as possible. During the fall of 1996, the Company received several new proposals from the party with which it had negotiated the proposed exchange transaction, including a proposal to acquire the entire Company. Believing that the Company's position would be stabilized and enhanced by completion of a new senior lending facility and considering the difficulties encountered in negotiating the proposed exchange transaction, the Board decided to inform the party that the Company was not at that time interested in further discussions and instead would pursue the closing of the new asset based senior lending facility. During the last calendar quarter of 1996, the Common Stock traded in a range of $2 3/4 to $4 per share, closing the calendar year at $2 3/4.

  In late January 1997, the Company completed the senior debt refinancing with a new $30 million asset based facility, allowing the Company to reclassify from current to long-term approximately $13.5 million of bank debt.

  On February 17, 1997, the Company announced publicly that it had adopted a plan to restore profitability and concentrate strategically on two businesses: the Closures Division and the Chemical Division. The Company also announced that it would treat the Tableware Division including its plastics business in Mexico as a discontinued operation, noting that it was negotiating to sell the institutional portion of its Tableware Division, a sale that was completed subsequently in February 1997 with proceeds of approximately $2.1 million applied to repay debt. The press release noted that the two remaining divisions of the Company, the Chemical Division and Closures Division, historically had been profitable and that, with the sale and discontinuation of the Tableware Division, the remainder of the Company as a whole would be strengthened. Finally, the Company also announced the implementation of a growth plan for the Closures Division, which included adding substantial capacity, including the acquisition of a 74,000 square foot building adjacent to its existing facility for a price of approximately $1.9 million.

  During the first calendar quarter of 1997, the Common Stock traded in a range of $2 1/4 to $2 5/8, closing the quarter at $2 1/4 per share.

  During the first half of calendar 1997, the Company had conversations with a number of parties that expressed interest in various forms of strategic transactions involving the Company. These parties included a privately held closures and packaging manufacturer (the "Alternative Purchaser") that had expressed interest in acquiring the Company through a merger in which the Alternative Purchaser's stockholders would obtain majority control of the Company, with the Company surviving as a public entity. The Company did not discourage any of these parties, but did not progress significantly with any either. In April 1997, Fremont Partners inquired whether the Company was interested in selling the Closures Division, to which the Company responded that it was not. A sale of the Closures Division alone would result in substantial corporate taxes.

  During the second calendar quarter of 1997, the Common Stock traded in a range of $1 7/8 to $4 5/8, rising significantly after the May announcement of positive net income from continuing operations for the quarter ended March 31, 1997 and closing the second calendar quarter at $4.00.

  The Company continued efforts to sell the remaining components of the discontinued Tableware Division. A sale of the Small Fry business was completed in August 1997 for approximately $600,000; remaining retail product inventory from the Tableware Division was substantially liquidated; and the Company held discussions with a number of potential buyers for its retail tableware assets and its Mexican manufacturing operations, although none of these discussions has come to fruition.

  On August 25, 1997, the Company announced that its net income from operations for the fiscal year ended June 30, 1997 was $2.3 million and that net income from continuing operations for the quarter ended June 30, 1997 was $997,000. Such results in both cases represented a substantial improvement compared to the prior year. The press release also noted that since January 31, 1997 when the Company refinanced its bank debt, the debt had decreased by about $6 million to $17 million outstanding as of June 30, 1997. During the third calendar quarter of 1997, the Company's stock traded in the range of $3 1/4 to $6, exhibiting a significant increase following the August 25 earnings release.

  During late August 1997, the Company's Chairman and a representative of Fremont spoke several times by telephone relative to whether Fremont would have an interest in acquiring the Company (including the Chemical Division and remaining tableware assets) as a follow-on acquisition to its purchase of Parent. Shortly thereafter, Fremont responded that it would have a serious interest in acquiring the Company and a meeting was held in the offices of Fremont on September 23, 1997 to discuss its interest in a transaction. The meeting was attended by senior representatives of Fremont and the Company's Chairman, President, and President of its Closure Division. At the meeting, the Company reviewed operating and financial trends in its Closures Division and various potential transactions were discussed.

  Beginning in July 1997, the Company held additional meetings with the Alternative Purchaser. These discussions included a meeting in Dallas on September 16, 1997 with officials of the Alternative Purchaser, as well as its investment banking representatives, along with the Company's Chairman, President, Chief Financial Officer and President of the Closures Division. At this meeting, representatives of the Alternative Purchaser delivered an investment banking presentation summarizing the benefits and possible economics of an all equity merger of the two businesses. Follow up discussions with this party continued in late September and early October.

  In the meantime, another party that during the summer had expressed an interest in an acquisition of the Chemical Division indicated that it would be interested in pursuing a cash purchase of the Chemical Division for approximately book value (the "Chemical Acquiror"). Encouraged by this communication, the Company began more detailed conversations with the Chemical Acquiror and exchanged appropriate confidentiality agreements and diligence information in September and October.

  On October 9, 1997, the Company's Board met for a regularly scheduled meeting. At the meeting, the Board reviewed recent financial results for both the Chemical and Closures Divisions. Management indicated that both businesses had experienced below budget results in the third calendar quarter and that additional expense control actions were underway. During this meeting, the Board reviewed the proposal from the Chemical Acquiror.

  The Board also discussed various transactional opportunities with other parties, including Fremont and the Alternative Purchaser. Virtually all of the proposed transactions involving the entire Company targeted the Closures Division and contemplated a subsequent divestiture of the Chemical Division. These proposals in general discounted the value of the Chemical Division. Accordingly, the Board concluded that it would be desirable to pursue further diligence and negotiation with the Chemical Acquiror, with the perspective that, if such a transaction could be completed, potential transaction alternatives concerning the Company's Closure Division could then be pursued. At the October 9 meeting, the Board authorized management to pursue the Chemical Division sale and in order to focus management's energies on the sale of the Chemical Division, to suspend conversations with the parties with which it previously had discussed a transaction involving the entire Company. This decision was communicated to Alternative Purchaser, which was informed that the proposed terms of the combination set forth in its September 16, 1997 valuation analysis were not viewed by the Company's Board of Directors as a satisfactory basis for a business combination.

  On November 7, 1997, a senior Fremont representative telephoned the Company's Chairman and told him that Fremont was submitting a letter dated November 5, 1997 indicating Fremont's serious interest in acquiring the Company and outlining a proposed time schedule, but only if this met with the approval of the Company's Board of Directors. The letter set forth an acquisition price of $8.50 per share. Since this price represented a significant premium to trading levels in the past 30 days of $4.75 to $5.63, the Company's Board met telephonically on November 11, 1997 to discuss the proposal. During the discussion it was noted that Fremont's proposal represented the first specific expression of an interest in a fully financed all cash transaction to acquire the entire Company at a significant premium to market. Management also indicated that diligence had been continuing satisfactorily with the Chemical Acquiror and that preliminary purchase agreement drafts were being circulated with the objective of completing negotiations of such a sale by late November. After a review of the terms of the Fremont proposal and a discussion of other transaction proposals and valuation analysis previously considered by the Board, management was authorized to respond to Fremont indicating that if Fremont were prepared to consider an offer in "double digits," the Company would entertain execution of a confidentiality agreement and the commencement of due diligence. It also authorized the engagement of an investment banking advisor by management and the Chairman.

  On November 14, 1997, the Company's Chairman, President and Chief Financial Officer spoke telephonically with senior representatives of Fremont. The officers reviewed the status of the Company's Chemical Division transaction and the high likelihood that it would move forward to a definitive agreement. They indicated that the Company would consider an all cash offer for its Common Stock if an offer for an expedited and fully financed transaction were to be forthcoming at the highest end of a range of value that they believed could be achieved for the stockholders of the Company in a sale of the Company, which the Board believed to be in "double digits." Fremont indicated its belief that, subject to detailed diligence, it could provide a definitive proposal which met these terms. Following this telephonic conversation, a confidentiality agreement was signed with Fremont and preliminary non-public information was provided to Fremont.

  In the meantime, management discussed with Stephens Inc., an investment bank ("Stephens"), their possible representation of the Company in any transactional negotiations and requested that representatives of Stephens participate in the Company's November 21, 1997 Board meeting.

  At the November 21, 1997 Board meeting, management reviewed the status of the transaction with the Chemical Acquiror and noted that the Chemical Acquiror was sending a team to Dallas for final diligence in late November. Management also indicated that it appeared highly likely that a definitive agreement, a draft of which had already been submitted by the Chemical Acquiror, could be executed prior to December 31, 1997. The Board authorized management to negotiate a definitive agreement relative to the sale of the Chemical Division assets to the Chemical Acquiror.

  The Board also met with the representatives from Stephens who reviewed their qualifications and experience as financial advisors as well as their historical familiarity with the Company's operations. Management reviewed with the Board the proposed terms of Stephens' engagement and recommended their retention, which was unanimously approved. Following the Board meeting. The Fremont representatives confirmed to management a high level of interest in continuing diligence and committed to reconfirm the detailed pricing and terms of their proposal for the Shares by early December.

  During the following two weeks, management provided detailed historical and other diligence materials concerning the Company, its assets and operations to Stephens and engaged in numerous meetings and conference calls with the financial advisor in order to permit Stephens to evaluate the Fremont proposal, other proposals which had been made by other parties previously and any additional proposals which might materialize.

  On December 8, 1997, the Company's Chairman and President spoke telephonically with senior representatives of Fremont along with representatives of Stephens. In that call, the Fremont representatives indicated that Fremont was prepared to offer a cash price of $9.50 per share provided that: (1) a definitive agreement had been executed regarding the Chemical Division; (2) a definitive agreement had been executed respecting the sale of the Mexican operation; and (3) and certain liabilities would prove, upon further diligence, to be consistent with earlier representations by the Company's management. In the conversation, Fremont also reiterated that the proposal contemplated a fully financed transaction with the Board having the ability to respond to unsolicited superior offers, subject to termination fees. Fremont also proposed that the Company be obligated to pay termination fees in certain events.

  Following the conference call, Stephens visited with the Company's Chairman, President and Chief Financial Officer telephonically and reviewed their preliminary views concerning valuation which they intended to present to the Board at a special meeting to be held on December 12, 1997. Based upon such review and related discussions, the officers instructed Stephens to contact Fremont to indicate that the $9.50 was not satisfactory and that in order to proceed with further due diligence, including a visit to the Closures Division's Florida facility, they would need to reaffirm their earlier oral proposal that contemplated a "double digit" purchase price. The Fremont representatives did not respond immediately but indicated they would consider the Company's position.

  On December 10, 1997, the Alternative Purchaser contacted the Company to reiterate its interest in proceeding with a transaction on either an equity merger or an all cash basis. Management updated them on the status of the Company's efforts to complete the negotiation of a definitive agreement regarding the sale of the Chemical Division and informed them that the Company at this time would consider an all cash proposal if such proposal were fully financed, subject to limited and defined diligence procedures and could be accomplished at an acceptable price with the Board having the ability to respond to unsolicited superior offers, subject to termination fees. Management also indicated that if the Alternative Purchaser were to submit a proposal, it should be done expeditiously. The Alternative Purchaser indicated that such a proposal would be forthcoming during the week of December 15, 1997.

  On December 11, 1997, representatives of Fremont contacted Stephens and indicated orally that they were prepared to offer $10.00 per share subject to completion of the sales of the Chemical Division and Mexican operations and subject to further due diligence that Fremont stated that it could complete in three weeks. Representatives of Fremont indicated that they were only willing to offer such a price and proceed with such additional due diligence on the understanding that the Company would not actively "solicit" additional transactional interest from third parties. Fremont also proposed a termination fee of $5 million.

  On December 12, 1997, the Board held a special meeting in which Stephens also participated. The officers informed the Board that negotiations with the Chemical Acquiror appeared likely to result shortly in a definitive agreement and that there appeared to be a purchaser for the Mexican operations interested in an expedited transaction. The Board then reviewed the status of the Fremont proposal and conversations with the Alternative Purchaser. Representatives of Stephens presented an analysis to the Board of their valuation of the Company, comparable transactions, data regarding premiums in recent acquisitions, as well as a comparison of the Fremont proposal with the September valuation by the Alternative Purchaser on the basis of an all equity merger. Stephens' analysis also indicated that the $10.00 Fremont proposal represented a significantly higher price than the likely trading range for the Common Stock following a sale of the Chemical Division. Following further discussion, Stephens was authorized to convey to Fremont that the conditions it proposed should be acceptable (provided, that the $5 million termination fee request was not agreed to and, instead, the subject of termination fees and arrangements would be tabled for further discussion) but that Fremont should be aware that the Company had been contacted by parties with which it had earlier had discussions, including the Alternative Purchaser, and that while it would accede to Fremont's demand that it not actively "shop" the Fremont proposal, it would continue to respond to unsolicited interest from third parties, including parties with whom the Company had previously been engaged in discussions. Between December 10 and 16, 1997, management held a number of conversations with the Alternative Purchaser to provide additional information and reiterate that in view of the likely execution of a definitive agreement to sell the Chemical Division, the Company would only be interested in a cash offer for the Common Stock rather than any proposal to acquire the assets of the Closures Division separately.

  On December 16, 1997, representatives of Fremont visited the Closures Division's Florida facility for detailed on-site diligence. On December 18, 1997, the Alternative Purchaser provided a written proposal, countersigned by a major institutional financing source that was its majority stockholder, indicating that such parties were prepared to acquire the Closures business in an all cash transaction with a total enterprise value of $35 million, less the amount of the Company's funded debt assumed by the Alternative Purchaser, without financing contingencies and based upon additional diligence and definitive agreements. Stephens determined that the value of their proposal was clearly inferior to the Fremont proposal and that their unwillingness to acquire stock of the Company as distinct from that of the Closures Division's assets made their proposal structurally impractical. On December 19 after discussions with officers of the Company, Stephens notified the Alternative Purchaser that its offer was not competitive with other potential acquirors with whom the Company was actively engaged in discussions on either a price basis or a structural basis.

  On December 30, 1997, representatives of the Alternative Purchaser contacted the Company's President and Chief Financial Officer who reiterated Stephens' communication that the Alternative Purchaser's December 18 proposal was not competitive and elaborated that such response was both a matter of price and structure.

  On December 31, 1997, the Company received a written proposal from the Alternative Purchaser indicating that it would pay $9.00 per share in cash for the outstanding shares of the Common Stock without a financing contingency based upon definitive documentation and limited further diligence and with deference to the fiduciary obligations of the Board.

  During the fourth calendar quarter of 1997, the Common Stock traded in a range of $4 5/8 to $6 3/8 per share, closing the year at $5.8125.

  On January 2, 1998, after consultation with management and the Chairman, Stephens informed the Alternative Purchaser that its proposal was still not competitive with other potential acquirors with whom the Company was actively engaged in discussions. Between January 2 and 5, 1998, the Alternative Purchaser held additional discussions with management concerning diligence matters, financial forecasts and related issues. On January 6, the President of the Alternative Purchaser contacted the Company's Chairman and indicated that it was prepared to make an improved cash offer which would be fully financed with limited diligence conditions by January 9 subject to an onsite diligence visit to the Company's Closure operation.

  Following discussions between the Company's management and Stephens, Stephens on January 7 returned the call of the President of the Alternative Purchaser and indicated, consistent with the Company's practice with Fremont, that no onsite diligence visit could be undertaken until and unless a competitive -- "double-digit"-- all cash price on acceptable conditions had been provided. The Alternative Purchaser indicated it understood this procedure and confirmed that it would respond with its best proposal on either January 9 or January 12, 1998.

  In the meantime, representatives of Fremont undertook a second onsite diligence visit to the Closures' facility on January 8 and requested that the President of the Closures Division visit senior management of Kerr at their facilities. Fremont further requested, in connection with such visit, that the Company sign a confidentiality agreement relative to such visit. The agreement was signed on January 9, 1998.

  On January 9, 1998, Fremont also requested that, in view of the ongoing conversations with the Alternative Purchaser (which Stephens had generally made Fremont aware of pursuant to the understanding between the parties), the Company enter into an exclusive negotiating agreement with it, with the objective of concluding a definitive agreement by January 23, 1998 relative to an all cash transaction at $10.00 per share. In connection with this request, Fremont submitted a draft exclusivity agreement and requested a conference call the following day, Saturday, January 10, with management. The requested term of the exclusive negotiating agreement was thirty days.

  On January 10, 1998, the Company's Chairman and President, along with representatives of Stephens, spoke telephonically with senior representatives of Fremont and indicated that any request for an exclusive negotiating agreement would have to be reviewed and approved by the Company's Board of Directors. In responding in this fashion to Fremont, the Company took into consideration the fact that the Alternative Purchaser had suggested it would be providing shortly an improved proposal on an all cash basis without financing contingencies and with limited diligence, which suggested the possibility that such proposal might be superior to the Fremont proposal. On the same day, Stephens contacted the Alternative Purchaser's investment banker and reiterated that if a proposal were intended, it needed to be submitted by Monday, January 12, 1998.

  On January 12, 1998 the Alternative Purchaser submitted an all cash proposal for the Company's Common Stock at $10.50 per share based upon certain assumptions regarding assumed liabilities and with the contingencies that the Company would have closed the sale of both its Chemical Division and its Mexican operation. The proposal also set forth certain understandings concerning further diligence as well as an executed commitment letter from the Company's institutional majority owner to provide debt and equity capital necessary to complete the purchase of the Company's Shares.

  After reviewing the revised proposal from the Alternative Purchaser, Stephens advised the Company orally that while the proposal appeared to be potentially superior to the Fremont proposal on price, the contingencies to the closing of the sale of the Chemical business and delays in efforts to sell the Mexican operation, together with uncertainties concerning the value of liability assumptions by the Alternative Purchaser, made it unclear that the Alternative Purchaser was as likely as Fremont to complete a transaction at a higher value.

  On January 12 and 13, 1998, representatives of Stephens attempted to clarify certain aspects of the revised proposal from the Alternative Purchaser to see if, in fact, they were comparable to those of Fremont on matters other than price.

  On January 13, 1998, Stephens contacted Fremont and indicated that based upon further analysis of the new proposal from the Alternative Purchaser, Fremont's latest offer no longer appeared superior on price. It also advised the Alternative Purchaser that while its price proposal appeared to be reasonably attractive, certain conditions to the proposal and liability assumptions made it uncertain whether the proposal was superior to other options available to the Company. Stephens encouraged the Alternative Purchaser through its investment banker to clarify these issues and contact Stephens as promptly as possible.

  Later on January 13, 1998, Fremont submitted a revised proposal to acquire the common stock of the Company at $10.75 per share on a fully financed basis with a $3 million termination fee, expense reimbursement and an option for newly issued shares of Common Stock equal to 19.9% of the Company exercisable in certain circumstances at a price of $10.75 per share. In connection with this proposal, Fremont indicated that it was only willing to proceed with the final negotiations at that premium valuation level under an executed exclusivity agreement and pre-determined termination arrangement, although Fremont was willing to reduce the exclusivity period from thirty days to two weeks. Fremont also agreed to eliminate its previous requirement that the Mexican operations be sold.

  The same day, representatives of Stephens contacted the investment banker for the Alternative Purchaser to inquire whether it could clarify its conditions and liability assumptions on a basis which could make the proposal comparable to that of Fremont. The Alternative Purchaser's investment banker responded indicating that although it might be possible to improve the conditions and assumptions of the offer, it was already a full price at $10.50. Based upon this conversation, Stephens communicated verbally to the Company's management that it believed the new Fremont proposal at $10.75 clearly provided superior consideration to the Company's shareholders.

  On January 15, 1998, the Board met in Dallas at the offices of its counsel to review the latest Fremont proposal as well as the course of discussions between Fremont and the Company, the Alternative Purchaser and Stephens. At the meeting, Stephens and the Company's management reviewed in detail the various negotiations, diligence visits and discussions which had occurred over the prior several weeks. In addition, they reviewed in detail the proposals that had been submitted and provided their financial analysis of the proposals based upon their review of the Company's historical and projected financial statements, market values for comparable companies and the value and premiums of comparable transactions. Based upon such analysis and discussions, Stephens indicated its opinion that the Fremont proposal represented an attractive and fair price, from a financial perspective, for the Company's common stock. Stephens also noted that in its analysis of the range of value of the Company's stock in a "change of control" transaction, the price offered by Fremont was near the top of the range.

  In addition, the specific provisions of the exclusivity arrangements demanded by Fremont were discussed in detail by the Board and Stephens and the Company's counsel. Stephens indicated that the proposed termination fee and expense reimbursement as well as Fremont's request for an option to acquire shares had been significantly negotiated by it over the past two days compared to the earlier Fremont proposal. Specifically, they indicated that the request for a $3 million break up fee had been negotiated to $2 million, the expense reimbursement provision had eliminated certain expenses, and the request for an option to acquire 19.9% of the Company had been negotiated to 500,000 shares or 10.8% of the outstanding shares on a fully diluted basis. In connection with these requests, Stephens indicated that these arrangements, in view of the significant consideration offered by the Fremont proposal and Fremont's statement that it would not pursue further discussions unless those conditions were satisfied, were not unreasonable.

  Following extensive discussions, the Company's Board of Directors authorized management to enter into the exclusivity agreement for two weeks on substantially the terms presented to the Board and authorized further the negotiation of a form of definitive agreement which Fremont had provided to the Company the prior day.

  On Monday, January 19, 1998, the Company provided to counsel for Fremont a first round of comments on the draft agreement. Between January 19 and 27 the parties negotiated to resolve open issues.

  On January 20, 1998 the Company received a letter from the Alternative Purchaser indicating that since the Company had not responded formally to its proposal of January 12, that such proposal would be withdrawn by January 21 if no response were forthcoming. The Company reviewed the letter and based upon the Board's determination that Fremont's proposal was superior to that of the Alternative Purchaser, concluded that it would not respond to the Alternative Purchaser.

  AT A MEETING HELD ON JANUARY 27, 1998, THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF THE COMMON STOCK, AND UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  (b) In reaching its conclusions and the recommendation described above, the Company's Board of Directors considered a number of factors, including without limitation the following:

    (i) The Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects.

    (ii) The opinion of Stephens, the Company's financial advisor, that based on the assumptions, limited procedures and matters set forth in their fairness opinion, the consideration to be received in the Offer and the Merger by the holders of the Common Stock is fair to the holders of the Common Stock from a financial point of view.

    The opinion was not intended and does not constitute a recommendation to any holder of Common Stock as to whether such holder should tender shares pursuant to the Offer or vote to approve the Merger and related transactions. The opinion of Stephens, dated January 27, 1998, is attached as Schedule I hereto and is incorporated herein by reference. Holders of Shares are encouraged to read the opinion of Stephens in its entirety.

    (iii) The terms and conditions of the Merger Agreement, including (A) that under certain circumstances the Merger Agreement may be terminated if the Company receives a Superior Proposal, (B) that if the Merger Agreement is terminated for certain reasons, Kerr is entitled to receive a fee in the amount of $2,000,000, plus certain expenses, (C) that Kerr was granted an option to acquire 500,000 shares of Common Stock under certain circumstances, (D) that Hoak agreed to tender to the Purchaser in the Offer and not withdraw therefrom all of the shares of Common Stock owned by Hoak (being approximately 438,000 shares), (E) the structure of the transaction, which involves a first-step cash tender offer and a second-step cash merger, (F) that nothing precludes the Company from not permitting the Rights to expire or taking any other action with respect to the Rights Agreement if the Merger Agreement is terminated in accordance with its terms, and (G) the conditions to the Offer and the Merger.

    (iv) The fact that the Offer would not be subject to a financing condition, that Kerr, the Purchaser and Fremont have represented that the funds necessary to consummate the Offer and the Merger will be provided, and that Fremont has agreed to guarantee the obligations of Kerr and the Purchaser under the Merger Agreement.

    (v) A consideration of alternatives to the sale of the Company including
  (A) the Alternative Purchaser's Proposal or development of proposals with other parties, (B) continuing to maintain the Company as a public corporation and not engaging in any extraordinary transaction, or (C) the sale of a significant portion of the Company's business to a strategic buyer in a merger in which the Company's stockholders would remain holders of a minority of the shares of the surviving corporation.

    (vi) The market price of the Shares and the substantial premium over that market price represented by the Offer Price.

  The foregoing discussion of the information and factors considered and given weight by the Company's Board of Directors is not intended to be exhaustive. The Company's Board of Directors did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained Stephens to render financial advisory services to the Company with respect to the Offer and any other sale of stock, merger, consolidation, reorganization, business combination, lease, exchange, joint venture or other transaction involving transfer to an unaffiliated party of ownership or control of the business of the Company (a "Business Combination"). Pursuant to an engagement letter, dated December 1, 1997, the Company agreed to (a) pay Stephens an initial fee of $50,000, (b) pay Stephens $150,000 upon execution by the Company of a definitive agreement to effect a Business Combination, (c) upon consummation of a Business Combination, pay Stephens 1.25% of the value of the transaction (which includes without limitation the consideration payable to the Company or its stockholders and debt of the Company assumed by the Purchaser); provided that any amounts paid to Stephens under clauses (a) or (b) above would be credited against the amount due to Stephens under this clause (c). The aggregate amount to be paid to Stephens if the Merger is closed would be approximately $600,000. The Company also has agreed to reimburse Stephens' reasonable out-of-pocket expenses including the fees and expenses of Stephens' counsel, and indemnify and defend Stephens and certain related persons against certain liabilities in connection with the engagement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company, except that on January 30, 1998, James R. Parish, a former director of the Company, exercised options to acquire 100 shares of Common Stock at an exercise price of $4.25 per share and 200 shares at $9.50 per share. Such options had been previously granted to Mr. Parish under the Company's 1994 Director Stock Option Plan.

  (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein or in Item 3(b) or 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described herein or in Item 3(b) or 4(b), there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) The Information Statement attached as Schedule II hereto and incorporated herein by reference is being furnished in connection with the possible designation by Kerr, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders, as described in Item 3.

  (b) Rights Agreement and Rights Amendment. The Company has entered into a Rights Agreement (the "Rights Agreement"), dated as of June 6, 1995, between the Company and American Stock Transfer & Trust Company, as Rights Agent. Pursuant to the terms of the Rights Agreement, the Rights are attached to all certificates representing shares of Common Stock. When the Rights become exercisable, each Right will entitle the holder to purchase from the Company one share of Common Stock at a price of $50.00 per share (the "Purchase Price"), subject to adjustment.

  The Rights separate from the Common Stock and a "Distribution Date" occurs at the close of business on the earlier to occur of (i) the tenth day after the date a person (an "Acquiring Person") (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any subsidiary of the Company) alone or together with affiliates and associates, has become the beneficial owner of 15% (or such lower threshold as may be established by the Board of Directors) or more of the outstanding shares of Common Stock or (ii) the tenth business day after the date (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) of the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person (other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any subsidiary of the Company) becoming an Acquiring Person. James M. Hoak will not be deemed an Acquiring Person unless he and his affiliates and associated together beneficially own 20% or more of the outstanding shares of Common Stock.

  The Rights are not exercisable until the Distribution Date. The Rights will expire on July 6, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company.

  In the event that on or after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the "Stock Acquisition Date") the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold (in one transaction or a series of transactions other than in the ordinary course of business), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of common shares of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price. In the event that any person, together with its affiliates and associates, becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company having a market value of two times the Purchase Price. Under no circumstances may a Right be exercised following the occurrence of an event set forth in the preceding sentence prior to the expiration of the Company's right of redemption.

  At any time after any person becomes an Acquiring Person and prior to the acquisition by such person, together with its affiliates and associates, of beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, per Right (subject to adjustment).

  At any time prior to the tenth day following the first public announcement of the existence of an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable in cash or shares of Common Stock (the "Redemption Price"); provided, however, that for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors of the Company in office at the commencement of such solicitation, the Rights may only be redeemed if (i) there are directors then in office who were in office at the commencement of such solicitation and (ii) the Board of Directors of the Company, with the concurrence of a majority of such directors then in office, determines that such redemption is, in their judgment, in the best interests of the Company and its stockholders. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. All rights relating to the Rights, including the right to exercise the Rights, will terminate.

  The terms of the Rights may be amended by the Board in any manner prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of the holders of the Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable. Notwithstanding the foregoing, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors of the Company in office at the commencement of such solicitation, the Rights Agreement may be supplemented or amended only if (i) there are directors then in office who were in office at the commencement of such solicitation and (ii) the Board of Directors of the

Company, with the concurrence of a majority of such directors then in office, determines that such amendment or supplement is, in their judgment, in the best interests of the Company and its stockholders.

  In accordance with the Merger Agreement, the Company and the Rights Agent entered into Amendment No. 2 to the Rights Agreement, dated as of January 28, 1998 (the "Rights Amendment"). The Rights Amendment provides that (i) neither Kerr nor the Purchaser shall be deemed to be an "Acquiring Person" solely by virtue of (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement, or (d) the consummation of the other transactions contemplated by the Merger Agreement, (ii) a "Distribution Date" will not be deemed to have occurred solely as a result of (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement or (d) the consummation of the other transactions contemplated by the Merger Agreement, (iii) a "Triggering Event" shall not be deemed to have occurred as a result of (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement or (d) the consummation of the other transactions contemplated by the Merger Agreement, (iv) the Rights shall not be adjusted or become exercisable, nor shall a "Flip-In Event" (as defined in the Rights Agreement), nor a "Flip-Over Event" (as defined in the Rights Agreement) occur as a result of (a) the announcement or making of the Offer, (b) the acquisition of the Shares pursuant to the Offer or the Merger, (c) the execution of the Merger Agreement or (d) the consummation of the other transactions contemplated by the Merger Agreement, and (v) the Rights shall automatically expire upon the acceptance of Shares for payment pursuant to the Offer in accordance with the Merger Agreement and that the Rights shall cease to be exercisable upon the earlier of (a) the close of business on July 6, 2005, (b) the time at which the Rights are redeemed as provided in the Rights Agreement, or (c) the acceptance of Shares for payment pursuant to the Offer in accordance with the Merger Agreement, if such acceptance occurs.

  The foregoing descriptions of the Rights Agreement and the Rights Amendment are qualified in their entirety by reference to the Rights Agreement and the Rights Amendment, respectively, copies of which have been filed with the Commission as Exhibit 5 and Exhibit 6, respectively, to this Statement.

  (c) Section 203 of the Delaware General Corporation Law

  As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "Business Combinations" (defined generally to include (i) mergers or consolidations between a Delaware corporation and an Interested Stockholder (as defined below), (ii) transactions with an Interested Stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and
(iii) transactions which increase an Interested Stockholder's percentage ownership of stock) between a Delaware corporation whose stock is publicly traded or has more than 2,000 stockholders of record, and an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) are prohibited for a three-year period following the date that such a stockholder became an Interested Stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an Interested Stockholder or the Business Combination was approved by the board of directors of the corporation before the other party to the Business Combination became an Interested Stockholder, (iii) upon consummation of the transaction that made it an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the Business Combination was approved by the board of directors of the corporation and ratified by 66-2/3% of the voting stock which the Interested Stockholder did not own.

  In accordance with the Merger Agreement and Section 203, the Company's Board of Directors approved the Offer, the Merger, the Option Agreement, the Stockholder Agreement and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the

Offer, the Merger, the exercise by Kerr of the Option, the agreement of Hoak to tender his shares in accordance with the Stockholder Agreement, and the related transactions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of January 28, 1998, among Sun Coast Industries, Inc., Kerr Group, Inc. and Saffron Acquisition Corp.

Exhibit 2 Company Option Agreement, dated as of January 28, 1998, among Sun Coast Industries, Inc. and Kerr Group, Inc.

Exhibit 3 Guarantee, dated as of January 28, 1998, between Sun Coast Industries, Inc. and Fremont Partners, L.P.

Exhibit 4 Stockholder Agreement dated as of January 28, 1998, between Kerr Group, Inc. and James M. Hoak, Jr.

Exhibit 5 Rights Agreement, dated as of June 6, 1995, between Sun Coast Industries, Inc. and American Stock Transfer & Trust Company.

Exhibit 6 Amendment No. 2 to the Rights Agreement, dated as of January 28, 1998, between Sun Coast Industries, Inc. and American Stock Transfer & Trust Company.

Exhibit 7   Letter to Stockholders of the Company, dated February 3, 1998.*

Exhibit 8 Joint Press Release of the Company and Fremont Partners, L.P., dated January 28, 1998.

Exhibit 9   Opinion of Stephens Inc.*

Exhibit 10 Purchase and Sale Agreement dated as of December 22, 1997 between Sun Coast Industries, Inc., Sun Coast Holdings, Inc. and Plastics Manufacturing Company, and Borden Chemical, Inc.

Exhibit 11 Confidentiality Agreement dated November 14, 1997, between the Company and Fremont Partners, L.P.

Exhibit 12 Confidentiality Agreement dated January 8, 1998, among the Company, Fremont Partners, L.P. and Kerr Group, Inc.
--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          SUN COAST INDUSTRIES, INC.

                                          By: /s/ Eddie Lesok
                                          -------------------------------------
                                                       Eddie Lesok
                                              President and Chief Executive
                                                         Officer

Dated: February 3 , 1998

                              INVESTMENT BANKERS


                                  SCHEDULE I

                                 Stephens Inc.

January 27, 1998

Board of Directors of Sun Coast Industries, Inc.
2700 5. Westmoreland Ave.
Dallas, TX 75233

Gentlemen:

  We have acted as your financial advisor in connection with the proposed merger of Sun Coast Industries, Inc. (the "Company") with Saffron Acquisition Corp., a wholly owned subsidiary of Kerr Group, Inc. (the "Transaction"). This Transaction is expected to take the form of an all cash tender offer, followed by a merger of Saffron Acquisition Corp. with and into the Company. The terms and conditions of the Transaction are more fully set forth in the definitive merger agreement.

  You have requested our opinion as to the fairness to the shareholders of the Company from a financial point of view of the consideration to be received by such shareholders in the Transaction. In connection with rendering our opinion we have:

  (i) analyzed certain publicly available financial statements and reports regarding the Company;

  (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

  (iii) reviewed the reported prices and trading activity for the Common stock;

  (iv) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (v) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

  (vi)  reviewed the definitive merger agreement and related documents;

  (vii) discussed with management of the Company the operations of and future business prospects for the Company;


111 CENTER STREET POST OFFICE BOX 3507LITTLE ROCK, ARKANSAS 72203-3507 501-374-
4361                                                           FAX 501-377-2674

January 27, 1998
Page 2

  (viii) assisted in your deliberations regarding the material terms of the Transaction, and

  (ix) performed such other analyses and provided such other services as we have deemed appropriate.

  We have relied on the accuracy and completeness of the information and financial data provided to us by the Company, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

  As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company. Stephens is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion and for its role as financial advisor to the Company.

  Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be received by the shareholders of the Company in the Transaction is fair to them from a financial point of view.

  This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

                                          Very truly yours,

                                                     /s/ Stephens Inc.
                                          -------------------------------------
                                                      Stephens Inc.

                                  SCHEDULE II

                          SUN COAST INDUSTRIES, INC.
                            2700 SOUTH WESTMORELAND
                              DALLAS, TEXAS 75233

                     INFORMATION PURSUANT TO SECTION 14(F)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                (THE "EXCHANGE ACT") AND RULE 14F-1 THEREUNDER

  The following information is being furnished to holders of the common stock, par value $.01 per share ("Common Stock" or the "Shares"), of Sun Coast Industries, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Kerr Group, Inc., a Delaware corporation ("Kerr"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 1998 (the "Merger Agreement"), by and among the Company, Kerr and Saffron Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Kerr (the "Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

  The Merger Agreement provides that promptly following the purchase by Purchaser of any Shares pursuant to the Offer, the Minimum Condition having been satisfied, Kerr may request that the Company take all actions necessary to cause persons designated by Kerr to become directors of the Company (the "Kerr Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Purchaser by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the board of directors of the Company (the "Board") shall always have at least one member who is either Steve Bartlett, James D. Ireland III, James H. Miller or Wayne Kern or otherwise is not an officer of the Company nor a designee, stockholder, affiliate or associate of Kerr. The Company has also agreed to increase the size of the Board or exercise its best efforts to secure the resignation of existing directors, or both, in order to ensure that it has complied with this provision of the Merger Agreement.

  The information contained in this Schedule II concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                       VOTING SECURITIES OF THE COMPANY

  As of January 30, 1998, there were issued and outstanding 4,117,929 shares of Common Stock, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                            AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

  The persons named below are the current members of the Board. The following sets forth as to each director (as of January 30, 1998), his age, and principal occupation and business experience, the period during which each has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT/
          NAME               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
          ----            --------------------------------------------------------
STEVE BARTLETT, age 50,   Mr. Bartlett is a principal stockholder and Chairman of
 director since December  the Board of Meridian Products Corp. and Saranda
 1996                     Corporation, which are privately held, custom
                          manufacturers of injection molded plastics in Dallas,
                          Texas and Phoenix, Arizona, respectively. He founded
                          Meridian in 1976 and acquired Saranda, along with other
                          stockholders, in 1996. Mr. Bartlett served as Mayor of
                          Dallas, Texas, from December 1991 to June 1995. From
                          1983 to 1991, he served as a member of the U.S.
                          Congress, representing Texas' Third Congressional
                          District. In March 1996, Mr. Bartlett was appointed to
                          Fannie Mae's National Advisory Council. He also serves
                          as a director of the Mercantile Growth Fund, Inc., a
                          private investment company which invests primarily in
                          selected emerging growth companies. Since completing his
                          service as Mayor of Dallas in June 1995, Mr. Bartlett
                          has principally been occupied with the business of
                          Meridian and Saranda.

JAMES D. IRELAND III,     Mr. Ireland was elected Chairman of the Board of the
 age 48,                  Company in April 1996. He has been a managing director
 director since 1989      of Capital One Partners, a privately-held merchant
                          banking and advisory firm, since January 1993. Mr.
                          Ireland is also Chairman of First Colorado Corporation,
                          an owner of natural resource projects and real estate
                          properties, and Terresolve Technologies Ltd., a
                          manufacturer of environmentally friendly lubricant
                          products. He is also a director of Cleveland-Cliffs,
                          Inc., the largest North American producer of iron ore,
                          and numerous privately held companies.

WAYNE KERN, age 65,       Mr. Kern is Executive Vice President of James M. Hoak
 director since June      Co. a privately-held investment, merchant banking and
 1997                     advisory firm. From July 1991 to March 1995, Mr. Kern
                          was Executive Vice President of Crown Media, Inc.
                          ("Crown"), a company formed with James M. Hoak and
                          Hallmark Cards to purchase and operate cable television
                          systems. Crown was sold in 1995.

EDDIE LESOK, age 49,      Mr. Lesok was elected President, Chief Executive Officer
 director since April     and a director of the Company in April 1996. From
 1996                     September 1995 until April 1996, Mr. Lesok was self-
                          employed. Mr. Lesok was Chairman of the Board and Chief
                          Executive Officer of Color Tile, Inc. from 1988 until
                          September 1995. Prior to 1988, he held other executive
                          positions at Color Tile, Inc. In January 1996 Color
                          Tile, Inc., filed a petition for protection under
                          Chapter XI of the Federal Bankruptcy Act.

                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT/
          NAME               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
          ----            --------------------------------------------------------
JAMES H. MILLER, age 71,  Mr. Miller, who retired in June 1992 as President of the
 director since 1988      Company, served as interim President from February to
                          April 1996. He was elected a director and Chief
                          Operating Officer in 1988 and President in 1989. Mr.
                          Miller had been employed since 1950 by the subsidiary
                          that today consists of the Company's Specialty Resins
                          and Compounds Division and had served as its President
                          and Chief Executive Officer since 1983.

ARNO F. PIRKAU, age 55,   Mr. Pirkau is President and General Manager of the
 director since 1982      Company's Closures Division. He is a co-founder of the
                          Company and has been an Executive Vice President since
                          1988. From the Closure Division's inception until 1988,
                          he was its Vice President of Manufacturing. In 1988 he
                          was promoted to Executive Vice President. In 1991 he
                          additionally became the Closure Division's General
                          Manager and in 1993 he was elected its President.

  There is no family relationship between any of the directors or between any of the directors and any executive officer of the Company.

RIGHT TO DESIGNATE DIRECTORS; KERR DESIGNEES

  The Merger Agreement provides that promptly upon the purchase by the Purchaser of any Shares pursuant to the Offer, the Minimum Condition having been satisfied, Kerr shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Kerr representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors designated by Kerr) multiplied by the percentage that the number of Shares beneficially owned by the Purchaser or any of its affiliates (including Shares as are accepted for payment pursuant to the Offer) bears to the number of Shares outstanding. The Company will, upon request of the Purchaser, promptly increase the size of the Board or use its best efforts to secure the resignations of such number of its incumbent directors as is necessary to enable the Kerr Designees to be elected to the Board; provided that prior to the consummation of the Merger, the Board shall always have at least one director who is either Steve Bartlett, James D. Ireland III, James H. Miller or Wayne Kern, or otherwise an independent director as discussed in the Schedule 14D-9 of the Company and incorporated herein by reference.

  Kerr has informed the Company that it will choose the initial Kerr Designees from among certain persons set forth below. With respect to the Kerr Designees, the following table, prepared from information furnished to the Company by Kerr, sets forth the name, occupation and age of each such Kerr Designee. Kerr has informed the Company that each of such individuals has consented to act as a director, if so designated. If necessary, Kerr may choose additional or other Kerr Designees, subject to the requirements of Rule 14f-1 under the Exchange Act.

  None of the Kerr Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of Kerr, beneficially owns any securities (or rights to acquire such securities) of the Company. The Company has been advised by Kerr that, to the best of Kerr's knowledge, none of the Kerr Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the
Schedule 14D-9.

  It is expected that the Kerr Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than

March 4, 1998, and that, upon assuming office, the Kerr Designees will thereafter constitute at least a majority of the Board. Kerr has informed the Company that it will choose the Kerr Designees from the individuals shown in the table below to serve on the Board.

  The following table, prepared from information furnished to the Company by Kerr, sets forth the name, occupation and age of each of the Kerr Designees.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT/
             NAME                   MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
             ----                   --------------------------------------------------
 ROBERT JAUNICH II, Age 57    Managing Director and Director of The Fremont Group, L.L.C.,
                              ("Fremont Group"), Fremont Investors and Sequoia Ventures,
                              Inc. ("Sequoia"); Director of CNF Transportation, Inc.;
                              Chairman of the Board of Coldwell Banker Corporation from 1992 to 1996; Chairman of the Board of Crown Pacific, Ltd. since
                              1992; member of the Board of Control of Petro Stopping
                              Centers, L.P. from 1992 to 1997; Chairman of the Board of
                              Kinetic Concepts, Inc. since 1997.

 GILBERT H. LAMPHERE, Age 45  Director, Chairman and President of Kerr and a director and
                              President of the Purchaser; Managing Director and Director of
                              The Fremont Group, Fremont Investors and Sequoia since 1994;
                              Director and Chairman of Illinois Central Corporation; Co-
                              Chairman and Chief Executive Officer of the Noel Group prior to 1994; Chairman and Chief Executive Officer of the Prospect
                              Group (1990-1994); Director of Recognition International, Inc.
                              (1990-1995), Cleveland-Cliffs, Inc. (1991-1994), R.P. Scherer
                              Corporation (1991-1995); Global Natural Resources Corporation
                              (resigned 1994); Belding Heminway Company (1993-1997); Sylvan,
                              Inc. (resigned 1994); Lincoln Snacks Company (resigned 1994);
                              Simmons Outdoor Corporation (resigned 1994); and Children's
                              Discovery Centers of America, Inc. (resigned 1994).

 JAMES T. FARRELL, Age 33     Managing Director of The Fremont Group since January 1, 1997;
                              Principal of The Fremont Group from 1992 through 1996;
                              Director Coldwell Banker Corporation from 1992 to 1996;
                              Director of the nonprofit Pacific Research Institute; Director of Kinetic Concepts, Inc. since 1997.

 MARK N. WILLIAMSON, Age 35   Managing Director of The Fremont Group since January 1, 1997;
                              Principal of The Fremont Group in 1996; prior to 1996,
                              Managing Director at the Harvard Private Capital Group, Inc;
                              Director of Risk Capital Holdings, Inc.; Director of Tarquin
                              PLC from 1994 to 1996; Director of Atlantic Auto Finance
                              Corporation from 1994 to 1996.

 GREGORY P. SPIVY, Age 28     Director, Vice President and Secretary of the Purchaser and a
                              Director of Kerr; Managing Director of The Fremont Group since
                              January 1, 1998; Principal of The Fremont Group from 1995
                              through 1997; Director and Associate of The Bridgeford Group from 1992 through 1995.

 RICHARD D. HOFMANN, Age 57   Director and Chief Executive Officer of Kerr since 1997;
                              Chairman New Canaan Investments, Inc. since 1987.

 LAWRENCE C. CALDWELL, Age 51 Director, Vice President and Treasurer of Purchaser; Director
                              and Chief Financial Officer of Kerr since 1997; Vice President of New Canaan Investments, Inc.

            ADDITIONAL INFORMATION REGARDING THE BOARD OF DIRECTORS

  During fiscal year 1997, the Board held 11 meetings. Each director attended at least 75% of the meetings of the Board and the committees of which such director was a member. The Board's committees include audit, compensation and stock option committees. The current members of those committees, number of meetings held by each committee in fiscal 1997 and a brief description of the functions performed by each committee are set forth below:

    Audit Committee (2 meetings). Steve Bartlett and James R. Parish (Mr. Parish did not stand for re-election to the Board at the 1997 Annual Meeting of Stockholders of the Company). The primary responsibilities of the audit committee are to review with the Company's auditors, the scope of the audit procedures to be applied in the conduct of the annual audit and the results of the annual audit.

    Compensation Committee (2 meetings). Steve Bartlett, James D. Ireland III, James H. Miller and James R. Parish. The primary responsibilities of the compensation committee are to review and recommend to the Board the setting of the compensation levels of the executive officers of the Company, including those officers who are also directors, and to oversee compensation of the officers of the Company's subsidiaries.

    Stock Option Committee (2 meetings). Steve Bartlett and James R. Parish. The stock option committee administers the Company's employee benefits plans, including the Company's 1994 Long-Term Incentive Plan and, in accordance with Rule 16b-3 promulgated under Securities Exchange Act of 1934, as amended (the "Exchange Act"), makes the final determination regarding grants of stock options, restricted shares and other stock based awards to eligible employees under the 1994 Long-Term Incentive Plan.

  Compensation Committee Interlocks and Insider Participation. James D. Ireland III, James H. Miller and Stephen P. Smiley served as members of the compensation committee of the Board of Directors during fiscal 1997. Mr. Smiley resigned from the Board in June 1997. Mr. Ireland was elected Chairman of the Board of the Company in April 1996. Mr. Smiley served as Chairman of the Board of the Company from September 1992 until April 1996 and Mr. Miller served as interim President of the Company from February to April 1996.

  The Merger Agreement. The Merger Agreement provides that at the request of Kerr, the Company will also cause persons designated by Kerr to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board of directors. After the consummation of the Merger, it is expected that the Board will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Kerr Designees regarding the membership of any such committees of the Board.

COMPENSATION OF DIRECTORS

  Fees and Expenses; Other Arrangements. In fiscal 1997, all directors of the Company, except those who were full time employees, were entitled to reimbursement of out-of-pocket expenses in connection with attendance at Board meetings, plus fees of generally $500 per meeting ($200 for some meetings) and $1,000 per month. Beginning in May 1996, Mr. Ireland, as the Chairman of the Board, began receiving compensation of $50,000 per year in addition to director's meeting fees. In fiscal 1997 he received $4,167 per month for serving as Chairman of the Board, in addition to director's fees of $5,000. In recognition of the significant time and effort devoted by Mr. Ireland in connection with the sale of the Company, the Board voted at its meeting on January 27, 1998 to pay Mr. Ireland a bonus of $50,000.

  Director Stock Options. At the 1994 Annual Meeting, stockholders approved the 1994 Director Stock Option Plan, pursuant to which each newly elected nonemployee director shall be granted an option to purchase 1,000 shares of Common Stock and each nonemployee director and the Chairman of the Board will receive an option to purchase 500 shares of Common Stock on June 30, each year. The options under the plan are granted at fair market value on the grant date and become exercisable, subject to certain conditions, in five equal annual installments on the first five anniversaries of the grant date and terminate ten years from the grant date, unless terminated sooner. Pursuant to the plan, Messrs. Bartlett and Kern each received an option to purchase 1,000 shares of Common Stock at $3.375 and $3.50 per share, respectively, upon their election as directors, and on June 30, 1997 Messrs. Bartlett, Ireland, Miller, Kern and Parish each received options to purchase 500 shares of Common Stock at $4.00 per share.

EXECUTIVE OFFICERS; BUSINESS EXPERIENCE

  Executive officers serve at the discretion of the Board. The following table sets forth certain information concerning the executive officers of the Company (as of January 30, 1998) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with another executive officer):

              NAME                           OFFICE HELD                SINCE
              ----                           -----------                -----
   James D. Ireland III...... Chairman of the Board                     1996(1)
   Eddie Lesok............... President and Chief Executive Officer     1996(1)
   Arno F. Pirkau............ Executive Vice President                  1988(1)
   Cynthia R. Morris......... Executive Vice President, Chief Financial 1993
                              Officer, Treasurer and Secretary

--------
(1) Member of the Board. See "--Board Biographical Information" above for more information.

  Ms. Morris, age 43, has held her office since September 1993. From July 1991 until September 1993 she was an Audit Partner in the public accounting firm of Price Waterhouse LLP, where she began her career in 1980. Ms. Morris was the partner-in-charge of the Mergers and Acquisitions Group of Price Waterhouse in Dallas. At Price Waterhouse she served retail, franchising and manufacturing clients.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

  As of January 30, 1998, the following are the only persons known to the Company to be the beneficial owners of more than five percent of the Common
Stock:

                                                           TOTAL NUMBER
                                                            OF SHARES    PERCENT
                     NAME AND ADDRESS OF                   BENEFICIALLY    OF
                      BENEFICIAL OWNER                        OWNED       CLASS
                     -------------------                   ------------  -------
   James M. Hoak, Jr. ....................................   438,200(1)   10.6%
    13355 Noel Road, Suite 1350
    Dallas, Texas 75240
   Pioneering Management Corporation......................   240,000(2)    5.8%
    60 State Street
    Boston, Massachusetts 02114
   Wellington Management Company..........................   240,000(3)    5.8%
    75 State Street
    Boston, Massachusetts 02109

--------
(1) Based on Amendment No. 3 to Schedule 13D dated January 23, 1997 and filed with the Securities and Exchange Commission (the "Commission"), Mr. Hoak has sole voting and dispositive power with respect to such shares.
(2) Based on Amendment No. 4 to Schedule 13G dated January 30, 1998 and filed with the Commission, Pioneering Management Corporation, a registered investment advisor, has sole voting and dispositive power with respect to such shares.

(3) Based on Amendment No. 1 to Schedule 13G dated January 24, 1997 and filed with the Commission, Wellington Management Company, a registered investment advisor, has shared dispositive power with respect to such shares.

                       SECURITY OWNERSHIP OF MANAGEMENT

  The following table sets forth as of January 30, 1998 the beneficial ownership of Common Stock (the only equity securities of the Company presently outstanding) by each director of the Company, each named executive listed in the Summary Compensation Table and all directors and executive officers of the Company as a group.

                                                             COMMON STOCK
                                                          BENEFICIALLY OWNED
                                                         ----------------------
                                                          NUMBER     PERCENT OF
                                                         OF SHARES     CLASS
   NAME                                                  ---------   ----------
   Directors
   Steve Bartlett.......................................    4,000         *
   James D. Ireland III.................................   62,438(1)    1.5%(1)
   Wayne Kern...........................................      --        --
   Eddie Lesok..........................................   36,471(2)      *
   James H. Miller......................................   63,130(3)    1.5%(3)
   Arno F. Pirkau.......................................   62,428(4)    1.5%(4)
   Named Executive officer (excluding
   any director named above)
   Cynthia R. Morris....................................   68,000(5)    1.6%(5)
   All directors and executive
   officers as a group (6 persons)......................  294,201(6)    7.0%(6)

--------
* Less than 1%
(1) Includes (i) 1,989 shares, of which Mr. Ireland disclaims beneficial ownership, owned by his wife, (ii) 1,990 held in custodial accounts for the benefit of his minor children and (iii) 1,400 shares with respect to which Mr. Ireland has the right to acquire beneficial ownership upon exercise of currently exercisable options (the percentage is calculated on the basis that such shares are declared outstanding).
(2) Includes 20,000 shares with respect to which Mr. Lesok has the right to acquire beneficial ownership upon exercise of currently exercisable options and the percentage is calculated on the basis that such shares are deemed outstanding.
(3) Includes 1,400 shares with respect to which Mr. Miller has the right to acquire beneficial ownership upon exercise of currently exercisable options and the percentage is calculated on the basis that such shares are deemed outstanding.
(4) Includes 12,000 shares with respect to which Mr. Pirkau has the right to acquire beneficial ownership upon exercise of currently exercisable options and the percentage is calculated on the basis that such shares are deemed outstanding.
(5) Includes 67,000 shares with respect to which Ms. Morris has the right to acquire beneficial ownership upon exercise of currently exercisable options and the percentage is calculated on the basis that such shares are deemed outstanding.
(6) Includes 101,800 shares with respect to which such persons have the right to acquire beneficial ownership upon exercise of currently exercisable options and the percentage is calculated on the basis that such shares are deemed outstanding.

                            EXECUTIVE COMPENSATION

  The Compensation Committee Report appearing below and the information presented herein under the caption "Executive Compensation -- Performance Graph" shall not be deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, and such information shall not be deemed to be incorporated by reference into any filing made by the Company under the Exchange Act or under the Securities Act of 1933.

                   REPORT OF THE COMPENSATION COMMITTEE AND
                          THE STOCK OPTION COMMITTEE

To the Stockholders of
Sun Coast Industries, Inc.:

     For the fiscal year ended June 30, 1997, the compensation committee of the Board consisted of Steve Bartlett, James D. Ireland III, James H. Miller and James R. Parish. The committee makes recommendations to the Board concerning the compensation of the Company's executive officers and oversees compensation of the officers of the Company's subsidiaries. In administering the Company's compensation program, the compensation committee recommends grants of stock options and awards of restricted shares and other stock based awards to the Company's stock option committee, which for the fiscal year ended June 30, 1997 consisted of Steve Bartlett and James R. Parish. The Board has selected the stock option committee to administer the 1994 Long-Term Incentive Plan and make the final determination regarding grants of stock options, restricted shares and other stock based awards to eligible employees under such plan.

 Compensation Philosophy

  The compensation philosophy that is applicable to the Company's executive officers conforms to the compensation philosophy applicable to the Company's employees generally. The Company's compensation program is designed to:

  . provide compensation comparable to that offered by companies with similar businesses, allowing the Company to attract, retain and motivate competent employees who have the ability and experience to contribute materially to its long-term success;

  . provide compensation relative to, and differentiated by, the individual employee's performance;

  . provide incentive compensation that varies directly with both Company performance and the individual employee's contribution to that performance; and

  . provide an appropriate linkage between compensation and the creation of shareholder value through awards tied to the Company's performance and through facilitating employee stock ownership.

 Executive Officers' Compensation Program

  The Company's executive officers' compensation program is comprised of base salary, annual performance bonus, long-term incentive compensation (traditionally in the form of stock options, although the 1994 Long-Term Incentive Plan permits other stock-based awards) and various benefits, including medical benefits and a profit sharing and savings plan, which are generally available to all employees of the Company. During fiscal 1995 the Committee retained a compensation consultant to evaluate the Company's compensation programs and make recommendations for their refinement.

 Base Salary

  The compensation committee reviewed the salaries of the Company's executive officers in fiscal 1995. The committee made salary decisions about the executive officers based upon the elements of its compensation philosophy set forth above. First, salaries were competitively set relative to other companies in the same industry and other companies of comparable size. Second, the compensation committee considered the performance of the individual executive officers with respect to the areas of his or her responsibility, including an assessment of the value of each to the Company. Third, internal equity among employees was factored into the decision. Finally, the compensation committee considered the Company's financial performance and its ability to absorb any increases in salaries.

 Annual Performance Bonus

  Each executive officer, including the Chief Executive Officer, is eligible to receive an annual performance bonus award. These bonuses are paid pursuant to a bonus pool formula established in advance of each fiscal year. The formula recognizes Company earnings results, budget projections and trends in both Company financial results and United States industrial compensation practices. Maximum dollar ceilings are defined for each executive officer, tied to performance goals.

 Stock Option Awards

  From time to time, the stock option committee has granted options under plans to its executive officers to align the officers' interests with those of the stockholders. Under the 1994 Long-Term Incentive Plan, the stock option committee may grant to the Company's executive officers stock options, restricted stock and other stock based awards. In general, stock based awards are granted on an annual basis if warranted by the Company's growth and profitability. The compensation committee and stock option committee believe that stock options and stock based awards encourage the recipients to enhance the value of the Common Stock throughout the option or award period by continually improving the Company's performance. The compensation committee, in formulating its recommendations to the stock option committee in charge of making the final determination regarding grants of awards under the 1994 Long-Term Incentive Plan, and the stock option committee, in granting options or other stock based awards to an executive officer, evaluate the Company's overall financial performance for the year, the desirability of long-term service from the officer and the size of grants to executives with similar responsibilities at other companies. To encourage long-term performance, options typically vest over a five-year period and remain outstanding for ten years.

 Chief Executive Officer Compensation

  In April 1996, Eddie Lesok began his service to the Company as Chief Executive Officer upon the resignation of R. Carter Pate. In setting the compensation for the Chief Executive Officer, the compensation committee reviewed an analysis of the compensation levels of executives at comparable publicly traded plastics manufacturing companies. This analysis included information regarding base salary, bonus, stock option grants and overall market performance of these companies. The compensation committee also had recommendations from management and information available from the executive compensation study performed by the Company's compensation consultant which presented market averages for various executive level positions.

                                               THE COMPENSATION COMMITTEE

                                              Steve Bartlett
                                              James D. Ireland II
                                              James H. Miller
                                              James R. Parish

                                              THE STOCK OPTION COMMITTEE

                                              Steve Bartlett
                                              James R. Parish

  The following table summarizes the compensation during the past three years of the Company executive officers whose compensation exceeded $100,000 during the fiscal year ended June 30, 1997.

                          SUMMARY COMPENSATION TABLE

                                                                 LONG TERM
                                                                COMPENSATION
                                                                ------------
                                   ANNUAL COMPENSATION             AWARDS
                              --------------------------------- ------------
                                                                 SECURITIES
                                                                 UNDERLYING
        NAME AND                                                  OPTIONS
       PRINCIPAL                                   OTHER ANNUAL    (NO. OF    ALL OTHER
        POSITION         YEAR  SALARY   BONUS      COMPENSATION    SHARES)   COMPENSATION
       ---------         ---- -------- --------    ------------ ------------ ------------
Eddie Lesok............. 1997 $240,000 $130,000(2)    $7,200(3)    10,000      $     0
 President and Chief     1996 $ 46,462 $ 15,000       $1,340(3)   100,000      $     0
 Executive Officer of
 the Company(1)
Arno F. Pirkau.......... 1997 $154,000 $ 75,395       $7,800(3)     7,500      $20,311(4)
 Executive Vice          1996 $144,000 $ 60,000       $7,800(3)         0      $13,105(4)
 President of the        1995 $144,000 $ 40,000       $8,294(3)     5,000      $ 5,023(4)
 Company and President
 of
 Sun Coast Closures,
 Inc.
Cynthia R. Morris ...... 1997 $160,000 $ 66,000       $7,200(3)     7,500      $   844(6)
 Executive Vice          1996 $160,000 $225,000(5)    $7,200(3)    20,000      $ 1,000(6)
 President, Chief        1995 $160,000 $ 20,000       $    0        7,500      $ 2,400(6)
 Financial Officer,
 Treasurer and Secretary
 of the Company

--------
(1) Mr. Lesok was elected President and Chief Executive Officer of the Company in April 1996, at an annual salary of $240,000 with bonus provisions for achieving target results.
(2) Of this amount, $53,600 was awarded to Mr. Lesok in the form of 13,400 shares of Common Stock issued from the Company's treasury.
(3) The Company pays car allowances of $600 per month to each of Mr. Lesok and Ms. Morris and $650 per month to Mr. Pirkau and paid various other auto expenses for Mr. Pirkau.
(4) These amounts consisted of term life insurance premiums, club dues, profit sharing match and other non-monetary awards.
(5) This amount was paid pursuant to a Retention Bonus Agreement entered into by the Company and Ms. Morris in March 1996, following a determination by the Board of Directors that it was in the best interest of the Company to assure that the Company would have her continued dedication following the resignation of R. Carter Pate and during the transition to a new Chief Executive Officer.
(6) These amounts represent profit sharing match.

  The following table sets forth certain information with respect to options to purchase Common Stock granted during the fiscal year ended June 30, 1997 to each of the named executive officers.

                       OPTION GRANTS IN FISCAL YEAR 1997

                                                                                        GRANT DATE
                                         INDIVIDUAL GRANTS                               VALUE (1)
                         --------------------------------------------------            -------------
                         NUMBER OF SECURITIES
                          UNDERLYING OPTIONS   % OF TOTAL OPTIONS  EXERCISE
                               GRANTED        GRANTED TO EMPLOYEES  PRICE   EXPIRATION  GRANT DATE
          NAME             (NO. OF SHARES)       IN FISCAL YEAR     ($/SH)     DATE    PRESENT VALUE
          ----           -------------------- -------------------- -------- ---------- -------------
Eddie Lesok.............        10,000               19.9%          $4.00   6/30/2007     $26,900
Arno F. Pirkau..........         7,500               14.9%          $4.00   6/30/2007     $20,175
Cynthia R. Morris.......         7,500               14.9%          $4.00   6/30/2007     $20,175

--------
(1) The "grant date present value" shown is a hypothetical value based upon application of the "Black-Scholes" model which often is used to estimate the market value of transferable options by calculating the probability, based on the volatility of the stock subject to the options, that the stock price will exceed the option exercise price at the end of the option term. The Company's stock options are not transferable and, the Black-Scholes estimate notwithstanding, an option granted under the Stock Option Plan will have value to the optionee only if and to the extent the market price of the Company's stock rises above the market price on the date the option was granted.

  The following table sets forth certain information with respect to the exercise of options to purchase Common Stock during the fiscal year ended June 30, 1997, and unexercised options held at June 30, 1997, by each of the named executive officers. None of the executive officers has been granted SARs.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1997
                           AND FY-END OPTION VALUES

                                                       NUMBER OF
                                                      UNEXERCISED    VALUE OF
                                                        OPTIONS     UNEXERCISED
                                                      AT 6/30/97   IN-THE-MONEY
                                                     EXERCISABLE/   OPTIONS AT
                                  SHARES             UNEXERCISABLE  6/30/97(1)
                                 ACQUIRED    VALUE      (NO. OF    EXERCISABLE/
             NAME               ON EXERCISE REALIZED    SHARES)    UNEXERCISABLE
             ----               ----------- -------- ------------- -------------
Eddie Lesok....................       0        $0    20,000/90,000     $0/$0
Arno F. Pirkau.................       0        $0    12,000/15,500     $0/$0
Cynthia R. Morris..............       0        $0    67,000/28,000     $0/$0

--------
(1) The high sales price per share on June 30, 1997 was $4.625 as reported by the New York Stock Exchange.

CHANGE OF CONTROL ARRANGEMENTS

  The Company has entered into Severance Agreements with Mr. Lesok, Mr. Pirkau and Ms. Morris. The purpose of the Agreements is to induce these key employees to remain in the employment of the Company and to assure it of both present and future continuity of services by the employees in the event of any actual or threatened change of control of the Company. The Severance Agreements provide severance pay and continuation of certain benefits should the Company or any successor terminate the executive's employment for any reason other than "cause," or should the executive terminate his or her employment for "good reason" within one year following a Change of Control. Upon any such termination, the executive would be entitled to receive his or her base annual salary multiplied by a fraction (the "Employment Term Factor"), the numerator of which is the sum of twelve plus the number of years the executive has served with the Company, and the denominator of which is twelve. An executive's base annual salary is defined as the greater of (i) the executive's annual salary on the date of the earliest Change of Control to occur during the eighteen months prior to the executive's termination or (ii) the executive's annual salary on the date of the executive's termination, plus any bonuses or special incentive payments received in the prior twelve months.

  Generally, a "Change of Control" will be deemed to have occurred with respect to the Severance Agreements in any of the following circumstances:

    (i) the individuals serving as directors of the Company as of August 8, 1995, and those replacements or additions subsequently approved by a majority vote of such directors, cease to make up at least 51% of the Board;

    (ii) a merger, consolidation or reorganization in which the stockholders of the Company prior to such merger, consolidation or reorganization ultimately own 50% or less of the merged, consolidated or reorganized company; or

    (iii) a liquidation or dissolution of the Company or disposition of all or substantially all of the Company's assets.

  The Company's 1994 Long-Term Incentive Plan contains certain "changes of control" provisions which are applicable to awards issued under this plan. The committee designated to administer the 1994 Long-Term Incentive Plan is required to take action with respect to outstanding awards under the plan in the event of any of the following: (i) the merger, consolidation or other reorganization of the Company in which the outstanding Common Stock is converted into or exchanged for a different class of securities of the Company, a class of securities of any other issuer, cash or other property;
(ii) the sale, lease or exchange of all or substantially all of the assets of the Company to another entity; (iii) the adoption by the shareholders of the Company of a plan of liquidation and dissolution; (iv) the acquisition by any person or entity of beneficial ownership of more than 20% of the Company's outstanding capital stock; or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board. In such events, the Committee may (i) accelerate the vesting of awards, (ii) require surrender of awards in exchange for payment based on the terms of the awards or (iii) make such other adjustments to such awards as the Committee deems appropriate to reflect the corporate change.

  The Company's Bylaws, as amended, provide for mandatory indemnification of and advancement of expenses to officers and directors, including former directors and officers, of the Company in circumstances involving a "change of control." The Company has entered into separate agreements with each of its officers and directors which embody these indemnification provisions.

PERFORMANCE GRAPH

  The following graph compares the cumulative total return on the Common Stock during the past five years with the average cumulative total return during the same period on the stocks which comprise the Dow Jones Equity Market Index and the Industrial Sector, Containers and Packaging. The Dow Jones Equity Market Index is comprised of 700 United States companies in the industrial, transportation, utilities and financial industries, weighted by market capitalization. The graph assumes that $100 was invested on June 30, 1992, in the Common Stock and in the other indices, and that all dividends were reinvested and are weighted on a market capitalization basis at the time of each reported data point. The stock price performance shown below is not necessarily indicative of future price performance.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
           SUN COAST INDUSTRIES, INC., DOW JONES EQUITY MARKET INDEX
                AND INDUSTRIAL SECTOR, CONTAINERS AND PACKAGING
                         JUNE 30, 1992--JUNE 30, 1997

                          [LINE GRAPH APPEARS HERE]

-------------------------------------------------------------------------------------------
                                6/30/92    6/30/93   6/30/94   6/30/95   6/30/96   6/30/97
-------------------------------------------------------------------------------------------
Dow Equity Market Index          100.00     114.95    116.02    145.99    183.99    246.03
-------------------------------------------------------------------------------------------
Containers & Packaging           100.00      96.40     99.75    124.76    124.36    156.44
-------------------------------------------------------------------------------------------
Sun Coast Industries, Inc.       100.00     191.49    229.79    161.70     72.34     68.09
-------------------------------------------------------------------------------------------

                             CERTAIN TRANSACTIONS

  On January 15, 1996, the Company loaned Arno F. Pirkau $33,000 to exercise options to purchase Common Stock. This loan was made on a recourse basis at an interest rate equal to the Company's cost of funds.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

  Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and any persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and the New York Stock Exchange reports of ownership and changes in ownership of the Common Stock. Officers, directors and greater than 10% stockholders are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on review of the copies of these reports furnished to the Company or written representations that no other reports were required, the Company believes that, during fiscal 1997, all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, except that a report on Form 5 was inadvertently filed late for each of Steve Bartlett, James D. Ireland III, Wayne Kern, Eddie Lesok, James H. Miller, James R. Parish, Arno F. Pirkau and Cynthia R. Morris disclosing grants of stock options to such persons on June 30, 1997 and an award of 13,400 shares of Common Stock to Eddie Lesok as part of his fiscal 1997 bonus.